FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	February	………………………………………… ,	2024

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	February 26, 2024	By ……/s/……… Sachiho Tanino…………………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of Convocation of the Ordinary General Meeting of Shareholders for the 123rd Business Term

2. Matters omitted from the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 123rd Business Term

Based on our philosophies of “a respect for humanity” and “an emphasis on original technology,” Canon was founded in 1937 as a camera manufacturer and continued to grow for 30 years under the high ideal of “building the world’s best cameras using our own technology.”

During the age of internationalization in the 1960s, we achieved further growth through structural transformation aimed at “globalization” and “diversification.”

In addition, as internationalization continued to expand around the world, we marked our 50th anniversary of the founding of the Company in 1987. In 1988, we announced our second inauguration and introduced the new corporate philosophy of “kyosei” (living and working together for the common good).

In accordance with this philosophy of “kyosei,” Canon will continue its business activities aimed at corporate growth and development in the interest of global prosperity and the well-being of humankind.

Index

NOTICE OF CONVOCATION OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 123RD BUSINESS TERM	P. 3
Guidance Notes on the Exercise of Voting Rights via the Internet or in Writing	P. 5

REFERENCE DOCUMENTS FOR
GENERAL MEETING OF SHAREHOLDERS
Propositions:
Item No.1 - Dividend from Surplus	P. 7
Item No.2 - Election of Ten Directors	P. 7
Item No.3 - Election of One Audit & Supervisory Board Member	P. 16
Item No.4 - Grant of Bonus to Directors	P. 18
Item No.5 - Revision of Maximum Amount and Maximum Number of Stock Acquisition Rights Granted to Directors	P. 18

BUSINESS REPORT
1. Current Conditions of the Canon Group	P. 19
2. Shares of the Company	P. 31
3. Directors and Audit & Supervisory Board Members	P. 32
4. Accounting Auditor	P. 36
5. Systems Necessary to Ensure the Properness of Operations	P. 37

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	P. 41
Consolidated Statements of Income	P. 42

NON-CONSOLIDATED FINANCIAL STATEMENTS
Non-Consolidated Balance Sheets	P. 43
Non-Consolidated Statements of Income	P. 44

AUDIT REPORTS
AUDIT REPORT OF ACCOUNTING AUDITOR
ON CONSOLIDATED FINANCIAL STATEMENTS	P. 45
AUDIT REPORT OF ACCOUNTING AUDITOR	P. 47
AUDIT REPORT OF AUDIT & SUPERVISORY BOARD	P. 49

REFERENCE
Sustainability Initiatives	P. 51
Topics	P. 53

The Map of the Place of the General Meeting of Shareholders

To Our Shareholders

We are pleased to present our notice of convocation of the Ordinary General Meeting of Shareholders for the 123rd Business Term (from January 1, 2023 to December 31, 2023).

In 2023, the economy made headway toward normalization after the COVID-19 pandemic. As a result, progress was made in resolving component shortages and logistical disruptions. However, demand weakened from the second half of the year, due to factors such as a slowdown in the Chinese economy owing to the slump in the real estate market and a sluggish European economy resulting from interest rate hikes implemented to control inflation.

Even under this environment, sales of new businesses, namely in medical, network camera, and commercial printing, increased, thereby driving growth of the entire company. Consequently, we achieved sales and profit growth for the third consecutive year, and net sales were at the second highest level after 2007 when our net sales marked a record high.

For the term-end dividend, in appreciation of the continued support of our shareholders, we will propose a distribution of 70.00 yen per share at the Ordinary General Meeting of Shareholders for the 123rd Business Term. As such, our dividend for the year, including our interim dividend of 70.00 yen per share, will amount to 140.00 yen per share, representing an increase of 20.00 yen relative to our annual dividend for the 122nd Business Term.

In addition to an increase in performance, we were able to show how Canon has transformed, showcasing our products and cutting-edge technologies at Canon Expo, which was held last year for the first time in eight years. We will meet your expectations by delivering the products, technologies and solutions that were exhibited to the market as planned.

Regarding the global economy in 2024, considering the mounting geopolitical tensions and the monetary policies of each country, we project a continuation of both political and economic uncertainty. Although navigating our business through this difficult phase will continue, the Canon Group will work in a concerted effort to meet the challenges, and to achieve the goals of its five-year management plan, Phase VI (2021 to 2025) of the “Excellent Global Corporation Plan,” while aiming for its fourth consecutive year of sales and profit growth.

We look forward to our shareholders’ continued support and encouragement.

March, 2024

Chairman & CEO   FUJIO MITARAI

Securities Code: 7751 March 4, 2024
Start date of measures for electronic provision: February 26, 2024

TO OUR SHAREHOLDERS

CANON INC.
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo Chairman & CEO Fujio Mitarai

NOTICE OF CONVOCATION

OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 123RD BUSINESS TERM

Notice is hereby given that the Ordinary General Meeting of Shareholders for the 123rd Business Term of Canon Inc. (the “Company”) will be held as described below.

As you can exercise your voting rights via the Internet or in writing, we strongly encourage you to do so if choosing not to travel to the Meeting venue on the date of the Meeting. The voting deadline via the Internet or in writing is 5:00 p.m. on March 27 (Wednesday), 2024 (Japan time). (If exercising your voting rights in writing, your vote must arrive at the manager of the register of shareholders no later than the aforementioned deadline).

1. DATE AND TIME:	March 28 (Thursday), 2024 at 10:00 a.m. (Japan time)
(The reception will commence at 9:00 a.m.)
2. PLACE:	Headquarters of the Company
30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo
(Please see the map at the end of this notice.)
3. MATTERS CONSTITUTING THE PURPOSE OF THE MEETING	Matters to be Reported:

1. Reports on the contents of the Business Report and Consolidated Financial Statements for the 123rd Business Term (from January 1, 2023 to December 31, 2023), and reports on the Auditing Results of Accounting Auditor and Audit & Supervisory Board regarding the Consolidated Financial Statements.

2. Reports on the content of the Non-Consolidated Financial Statements for the 123rd Business Term (from January 1, 2023 to December 31, 2023).
Matters to be Resolved upon:
Propositions:
Item No.1 - Dividend from Surplus
Item No.2 - Election of Ten Directors
Item No.3 - Election of One Audit & Supervisory Board Member
Item No.4 - Grant of Bonus to Directors
Item No.5 - Revision of Maximum Amount and Maximum Number of Stock Acquisition Rights Granted to Directors

1.	Measures for Electronic Provision of the Shareholders Meeting Reference Documents

Upon convening the Meeting, the Company takes Measures for Electronic Provision (on the websites listed below) of the information that includes the contents of Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Non-Consolidated Financial Statements pursuant to provisions of the Companies Act and the Company’s Articles of Incorporation. Please note, however, that regardless of whether or not a Request for Delivery of Documents is made pursuant to the Companies Act, the Company sends this information to shareholders in paper-based form as before.

(1) Company’s website (“Shareholders’ Meeting” page of the “Investor Relations” section)
Please access the website below and see “The Ordinary General Meeting of Shareholders for the 123rd Business Term (March 28, 2024)” https://global.canon/en/ir/share/meeting.html
(2) Tokyo Stock Exchange website (Listed Company Search)

Please access the website below, input “Canon” into “Issue name (company name)” or “7751” into “Code,” click “Search,” then “Basic information” of Canon Inc. and select “Documents for public inspection/PR information,” “Notice of General Shareholders Meeting/Informational Materials for a General Shareholders Meeting.”

https://www2.jpx.co.jp/tseHpFront/JJK020010Action.do?Show=Show

2.	Documents not included in this Notice of Convocation

The following documents are not included in this Notice of Convocation: “Canon Group Global Network” and “Stock Acquisition Rights, etc. of the Company” of the Business Report; “Consolidated Statement of Equity” and “Notes to Consolidated Financial Statements” of the Consolidated Financial Statements; and “Non-Consolidated Statement of Changes in Net Assets” and “Notes to Non-Consolidated Financial Statements” of the Non-Consolidated Financial Statements. These documents are posted on each of the websites described in 1. above as “Matters Omitted from the Notice of Convocation of the Ordinary General Meeting of Shareholders for the 123rd Business Term.” Please access one of the websites to read them.

These matters have been subject to audit, whereby the Audit & Supervisory Board Members have prepared the Audit Report of Audit & Supervisory Board and the Accounting Auditor has prepared the Audit Report of Accounting Auditor.

3.	Changes in the contents of Shareholders Meeting Reference Documents

Any changes in information that includes the contents of Reference Documents for General Meeting of Shareholders, Business Report, Consolidated Financial Statements and Non-Consolidated Financial Statements will be posted on each of the websites described in 1. above.

4.	Cautionary matters concerning attending the Meeting in person
(1)	Upon attending the Meeting, please present the Voting Form delivered by the Company to the receptionist at the place of the Meeting.
(2)	Please note that no commemorative items or gifts, etc. will be provided for shareholders attending the Meeting in person.

5.	Exercise of voting rights via the Internet or in writing
Please refer to “Guidance Notes on the Exercise of Voting Rights via the Internet or in Writing” on the following page.

Guidance Notes on the Exercise of Voting Rights via the Internet or in Writing

Shareholders may exercise their voting rights prior to the Meeting via the Internet or in writing (using the Voting Form), instead of attending the Meeting in person.

Exercise of Voting Rights via the Internet 1. Method of Scanning the QR Code Using Smartphones, etc. for Exercising Voting Rights (1) Please access the website for exercising voting rights by scanning the QR Code*1 printed on the lower right hand-side of the Voting Form with your smartphone or other such device*2. (2) Please exercise your voting rights by following the directions on the screen. · You do not need to enter your Code for the Exercise of Voting Rights (ID) and the Password. · Please note that exercising voting rights by using this method is available only once. If you wish to revise your for/against selections upon having submitted your votes by the method indicated here, please exercise your voting rights again using “Method of Entering the Code for the Exercise of Voting Rights (ID)” as described below. *1. “QR Code” is a registered trademark of DENSO WAVE INCORPORATED. *2. Your device must have an application for scanning QR Codes or such functionality in order to exercise your voting rights by using this method. Voting deadline: No later than 5:00 p.m. on March 27 (Wednesday), 2024 (Japan time) 2. Method of Entering the Code for the Exercise of Voting Rights (ID) (1) Please access the website for exercising voting rights specified by the Company (https://soukai.mizuho-tb.co.jp/). (2) Please enter the “Code for the Exercise of Voting Rights (ID)” printed on the lower left hand corner of the reverse side of the Voting Form, and then click on the “Next” button. (3) On the first time you log in, you are required to change your password. Following the on-screen instructions, please enter the “(Initial) Password” printed on the lower left hand corner of the reverse side of the Voting Form and a password of your choice, and then click on the “Register” button. (4) Please exercise your voting rights by following the directions on the screen. Voting deadline: No later than 5:00 p.m. on March 27 (Wednesday), 2024 (Japan time)

Exercise of Voting Rights in Writing (Using the Voting Form) Please indicate your for/against for each of the propositions on the Voting Form and send it to us by postal mail. (1) Please indicate your for/against for each of the propositions here. · Item No.2 If you approve of all of the candidates: Mark the (for) box with a If you are opposed to all of the candidates: Mark the (against) box with a If you are opposed to some of the candidates: Mark the (for) box with a and indicate the numbers for the candidates that you are opposed to · In the event that your for/against of any proposition is not indicated on the Voting Form, the proposition shall be considered as an indication of for. (2) Please cut the form at the dotted line, and send this portion of the form by postal mail. (Please use the personal information security sticker on the Voting Form before sending it by postal mail.) Voting deadline: To arrive no later than 5:00 p.m. on March 27 (Wednesday), 2024 (Japan time) (Voting Forms that arrive at our manager of the register of shareholders (Mizuho Trust & Banking Co., Ltd.) no later the aforementioned deadline shall be deemed valid.)

1.	Treatment of Voting Rights Which Are Exercised More Than Once
•	If you exercise your voting rights twice, via the Internet and in writing, we will only accept the exercise of your voting rights via the Internet as effective.
•	If you exercise your voting rights more than once via the Internet, we will only accept the last exercise of your voting rights as effective.

2.	Other Notes Regarding the Exercise of Voting Rights via the Internet
•	The cost of Internet access (access fees to providers, telecommunications fees, etc.) shall be borne by the shareholders.
•

Although each of the methods concerning the exercise of voting rights via the Internet has been operationally verified on standard devices connected to the Internet, in some cases, it may not be possible to gain access using certain devices or due to certain circumstances.

3.	For Inquiries with Respect to the Exercise of Voting Rights via the Internet
Please contact:

Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd.

Telephone:    0120-768-524 (toll-free, available in Japan only)

Operating Hours: 9:00 a.m. to 9:00 p.m. (excluding the New Year holidays)

To Institutional Investors

The electronic voting platform for institutional investors operated by Investor Communications Japan Inc. is available for institutional investors that have applied to use such platform in advance.

REFERENCE DOCUMENTS FOR GENERAL MEETING OF SHAREHOLDERS

Item No.1: Dividend from Surplus

The basic policy of the Company is to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

Taking into account this basic policy and the progress of recovery of our business performance for the current business term, we propose a term-end dividend of 70.00 yen per share for the current business term, an increase of 10.00 yen relative to term-end dividend of the previous term.

As we have already paid an interim dividend of 70.00 yen per share, the full-year dividend will be 140.00 yen per share (an increase of 20.00 yen from the previous term).

1. Kind of the dividend property	Cash
2. Matters regarding allocation of the dividend property and its total amount	70.00 yen per one common share of the Company Total amount of dividend 69,145,909,840 yen
3. Effective date of the distribution of the dividend from surplus	March 29, 2024

[Reference] Changes in the amount of dividend per share (Yen) Interim dividend Term-end dividend Commemorative dividend 180 160 140 10 120 80 80 85 75 75 75 100 70 60 80 60 40 55 40 75 75 75 80 80 65 60 70 20 40 45 0 114th 115th 116th 117th 118th 119th 120th 121st 122nd 123rd TERM (Scheduled)

Item No.2: Election of Ten Directors

The terms of office of all of the five Directors will expire at the end of this Meeting. In connection with this, we propose that the number of Directors be increased by five, and that ten Directors be elected in total, for the following reasons.

1.	Reasons for increase in the number of Director candidates

15 years have passed since the Company introduced the executive officer system in 2008. The number of directors, which was 25 at the time of the introduction, has been gradually reduced since then with the aim of achieving prompt and flexible management. The number of directors currently stands at five, consisting of three directors from within the Company and two outside directors.

During this period, the Company has gradually increased the number of executive officers that are in charge of business execution. Now, it has decided to strengthen the functions of the Board of Directors that oversees business execution by increasing the number of directors, with the aim of strengthening the ability of the board to respond to issues such as the changing business portfolio of the Company, expansion of business scope, and diversification of growth areas, in addition to enhancing the skills and development of the next generation of management.

For this purpose, the Company intends to promote new personnel who have made significant achievements in overseas business, advanced technology, and finance from within the Company to directors and strengthen the execution supervision function of the Board of Directors, with the most important criterion being that they have the ability and experience that match the required capabilities of the Board of Directors.

The Company’s business spans a wide range from B2B to B2C. In addition, the scope of management issues for the Board of Directors to consider is expanding to include issues such as SDGs, geopolitical risks, economic security, and cyber terrorism. The growing issues for the Board of Directors thus encompasses areas that cannot be examined adequately by personnel selected from within the Company alone, and there is an increasing need to utilize the expertise of outside experts. To address this situation, the Company also plans to increase the number of outside directors who provide advice and supervision from an independent standpoint based on a medium-to long-term perspective. As a result, the number of directors will be ten, of which the four outside directors will account for more than one third.

Managing in a volatile business environment, the Company intends to continue to review the appropriate structure and function of the Board of Directors, including its effectiveness, and adequately implement measures that meet the business environment and requirements for the board.

2.	Director candidates

The Company has a basic policy that the focus of the organizational structure of the Board of Directors is on the Directors that oversee company-wide business strategies or execution and the Directors that oversee multiple business strategies or headquarters functions, while at least two Independent Outside Directors are appointed while also assuring that they account for one third or more of the total number of Directors, in order to secure sound management.

The candidates for Directors, based on this basic policy, are as follows:

Candidate No.	Name	Current Position, Business in Charge, etc. at the Company	Board of Directors Meeting Attendance

1	Fujio Mitarai	Chairman & CEO	100% (13/13)

2	Toshizo Tanaka	Executive Vice President & CFO Group Executive of Public Affairs Headquarters Group Executive of Facilities Management Headquarters Senior General Manager of Corporate Governance Center	100% (13/13)

3	Toshio Homma	Executive Vice President & CTO Head of Printing Group Chief Executive of Digital Printing Business Operations	100% (13/13)

4	Kazuto Ogawa	Senior Managing Executive Officer Group Executive of Global Marketing Strategy Headquarters	—

5	Hiroaki Takeishi	Senior Managing Executive Officer Head of Industrial Group Chief Executive of Optical Products Operations	—

6	Minoru Asada	Senior Managing Executive Officer Group Executive of Finance & Accounting Headquarters	—

7	Yusuke Kawamura	Director	100% (13/13)

8	Masayuki Ikegami	—	—

9	Masaki Suzuki	—	—

10	Akiko Ito	—	—

Note: The attendance figures above constitute attendance of the Board of Directors meetings by the respective candidates for Directors during the 123rd business term.

Candidate No. 1 Reappointed (Male) Candidate No. 1 Reappointed	Fujio Mitarai Date of birth Sep. 23, 1935 Number of the Company’s shares held 151,944 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1961: Entered the Company
Mar. 1981: Director
Mar. 1985: Managing Director
Mar. 1989: Senior Managing Director
Mar. 1993: Executive Vice President
Sep. 1995: President
Mar. 2006: Chairman, President & CEO
May 2006: Chairman & CEO (daihyō torishimariyaku kaichō)
Mar. 2012: Chairman & CEO (daihyō torishimariyaku kaichō ken shachō)
Mar. 2016: Chairman & CEO (daihyō torishimariyaku kaichō)
May 2020: Chairman & CEO (daihyō torishimariyaku kaichō ken shachō) (present)
[Important concurrent post]
● Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings

Candidate No. 1	[Reasons for being selected as a candidate]

Mr. Fujio Mitarai has supervised the Company’s management as a CEO over the course of many years and has accomplished many things, such as significantly increasing profitability through management reform including production reform, and building a foundation for the transformation of the Company’s business structure for new areas where growth is expected. The Company has selected him as a candidate for Director upon determining that his wealth of expertise and ability related to management, gained from being chairman of Keidanren (“Japan Business Federation”), and holding many important positions in other organizations, are vital to the Company’s management.

Candidate No. 2 Reappointed (Male) Candidate No. 2 Reappointed	Toshizo Tanaka Date of birth Oct. 8, 1940 Number of the Company’s shares held 25,310 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1964: Entered the Company
Mar. 1995: Director
Mar. 1997: Managing Director
Mar. 2001: Senior Managing Director
Mar. 2007: Executive Vice President & Director
Mar. 2008: Executive Vice President & CFO (present)
Apr. 2011: Group Executive of Finance & Accounting Headquarters
Mar. 2014: Group Executive of Human Resources Management & Organization Headquarters
Apr. 2017: Group Executive of Facilities Management Headquarters (present)
Mar. 2018: Group Executive of Public Affairs Headquarters (present)
Apr. 2018: Group Executive of Finance & Accounting Headquarters
Jul. 2023: Senior General Manager of Corporate Governance Center (present)

Candidate No. 2	[Reasons for being selected as a candidate]

Mr. Toshizo Tanaka has contributed greatly to building the Company’s strong financial position while working for many years as CFO. The Company has selected him as a candidate for Director upon determining that his extensive expertise, insight, and wide range of experience, gained from managing overall corporate administration, are vital to the Company’s management.

Candidate No. 3 Reappointed Candidate No. 4 Reappointed	Toshio Homma Date of birth Mar. 10, 1949 Number of the Company’s shares held 76,252 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1972: Entered the Company
Jan. 1995: Senior General Manager of Copying Machine Development Center
Mar. 2003: Director
Apr. 2003: Group Executive of Business Promotion Headquarters
Jan. 2007: Chief Executive of L Printer Products Operations
Mar. 2008: Managing Director
Mar. 2012: Senior Managing Director
Group Executive of Procurement Headquarters
Mar. 2016: Executive Vice President
Apr. 2016: Chief Executive of Office Imaging Products Operations
Mar. 2017: Executive Vice President & In charge of Office Business
Apr. 2020: Executive Vice President & CTO & In charge of Printing Business
Chief Executive of Digital Printing Business Operations (present)
Apr. 2021: Executive Vice President & CTO (present)
Head of Printing Group (present)

[Reasons for being selected as a candidate]

Mr. Toshio Homma accomplished great things in the commercialization of large-format printing systems after being engaged in the development and commercialization of copying machines over the course of many years. Also, he led procurement reform and contributed to creating a structure to support reducing the cost-of-sales ratio. He is currently in charge of and managing the overall printing business including commercial printing, while also managing the Company’s technological R&D as CTO. The Company has selected him as a candidate for Director upon determining that his broad knowledge and experience are vital to the Company’s management.

	Kazuto Ogawa Date of birth Apr. 5, 1958 Number of the Company’s shares held 6,500 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1981: Entered the Company
Apr. 2005: President & CEO of Canon Singapore Pte. Ltd.
Mar. 2008: President & CEO of Canon Canada Inc.
Apr. 2011: Executive Officer of the Company
Feb. 2014: Executive Vice President of Canon (China) Co., Ltd.
Apr. 2016: Managing Executive Officer of the Company
Apr. 2018: President & COO of Canon U.S.A., Inc.
Apr. 2021: Senior Managing Executive Officer of the Company (present)
Jan. 2024: Group Executive of Global Marketing Strategy Headquarters (present)

[Reasons for being selected as a candidate]

Mr. Kazuto Ogawa had been assigned to overseas group companies for about 10 years before he served as president of a sales subsidiary in Singapore, president of a sales subsidiary in Canada, vice president of regional sales headquarters in Asia, and president of regional sales headquarters in the United States. He demonstrated outstanding leadership at these respective positions, as he steadily improved performance of the sales company in the U.S. through structural reforms and new business development in the midst of the COVID-19 pandemic. The Company has selected him as a candidate for Director upon determining that his extensive global experience and business management skills are indispensable for Canon’s management.

Hiroaki Takeishi Date of birth Mar. 20, 1964 Number of the Company’s shares held 9,500 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Jul. 1990: Entered the Company
Jul. 2008: Senior General Manager of Semiconductor Production Equipment Design Center 2
Jul. 2009: Senior General Manager of Semiconductor Production Equipment PLM Center 1
Jan. 2012: Group Executive of Semiconductor Production Equipment Group Optical Products Operations
Apr. 2012: Executive Officer
Jul. 2016: Deputy Chief Executive of Optical Products Operations
Jan. 2017: Chief Executive of Optical Products Operations (present)
Apr. 2017: Managing Executive Officer
Apr. 2021: Senior Managing Executive Officer (present)
Head of Industrial Group (present)
Chairman & CEO of Canon Tokki Corporation (present)

[Reasons for being selected as a candidate]

Mr. Hiroaki Takeishi had long been engaged in the development of semiconductor manufacturing equipment, playing a central role. Since 2012, he has been responsible for the semiconductor manufacturing equipment business and has made great contribution in strengthening and nurturing the business. Currently, he oversees the entire business of Canon’s Industrial Group, including organic LED deposition systems. The Company has selected him as a candidate for Director upon determining that his experience and knowledge with both technical and business management aspects in the industrial business field, which is one of the pillars of Canon’s businesses going forward, are indispensable for the management of the Company.

Minoru Asada Date of birth Jun. 18, 1962 Number of the Company’s shares held 9,979 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1985: Entered the Company
Apr. 2016: Senior General Manager of Group Management Center of Finance & Accounting Headquarters
Apr. 2017: Executive Officer
Apr. 2018: Deputy Group Executive of Finance & Accounting Headquarters
Sep. 2018: Executive Vice President & COO of Océ Technologies B.V. (Currently, Canon Production Printing Netherlands B.V.)
Dec. 2018: President & CEO of Océ Holding B.V. (Currently, Canon Production Printing Holding B.V.)
Apr. 2020: Managing Executive Officer of the Company
Jan. 2023: Group Executive of Finance & Accounting Headquarters (present)
Apr. 2023: Senior Managing Executive Officer (present)

[Reasons for being selected as a candidate]

Mr. Minoru Asada had been engaged in accounting in Japan and overseas for many years and has made substantial contribution to strengthening our group’s financial structure. In 2018, he assumed the position of president of the Dutch subsidiary for the manufacture and sales of commercial printing systems, where he succeeded in restoring sound management by encouraging through streamlining and new product development. He is currently the Group Executive of the Finance & Accounting Headquarters at Canon Inc., which oversees the Group’s accounting operations. The Company has selected him as a candidate for Director upon determining that his advanced accounting and financial expertise and experience in operating subsidiaries are indispensable to the Company’s management.

Candidate No. 3 Reappointed Candidate No. 7 Reappointed Outside Director (Male) Independent Director Candidate No. 4 Reappointed	Yusuke Kawamura Date of birth Dec. 5, 1953 Number of the Company’s shares held 2,000 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1977: Entered Daiwa Securities Co. Ltd.
Jan. 1997: General Manager of Syndicate Department of Daiwa Securities Co. Ltd.
Apr. 2000: Professor of Faculty of Economics and the Graduate School of Economics of
Nagasaki University
Apr. 2010: Senior Managing Director of Daiwa Institute of Research Ltd.
Jan. 2011: Commissioner of Fiscal System Council of Ministry of Finance
Apr. 2012: Deputy Chairman of Daiwa Institute of Research Ltd.
Feb. 2013: Commissioner of Business Accounting Council of Financial Services Agency
Jun. 2017: Outside Director of Mitsui Sugar Co., Ltd. (currently Mitsui DM Sugar Holdings Co., Ltd.) (present)
Apr. 2019: Executive Counselor of Japan Securities Dealers Association
Apr. 2020: Chairman & CEO of Institute of Glocal Policy Research (present)
Mar. 2021: Director of the Company (present)
[Important concurrent posts]
● Outside Director of Mitsui DM Sugar Holdings Co., Ltd.
● Chairman & CEO of Institute of Glocal Policy Research

[Reasons for being selected as a candidate and expected roles]

Mr. Yusuke Kawamura has a wealth of experience as an Outside Director along with capacity as an expert with respect to financial and securities systems as well as strategy for managing financial institutions, given that he worked at a securities company and subsequently served in various positions, including as a university professor, a commissioner of councils of Japan’s Ministry of Finance and Financial Services Agency, and an Executive Counselor of the Japan Securities Dealers Association. The Company has selected him as a candidate for Outside Director in hopes that he will furnish particularly useful advice drawing on his wealth of experience and high level of expertise regarding finance and securities, especially when taking part in discussions on M&A and ESG-related topics from a shareholder and investor perspective.

Candidate No. 8 Newly appointed Outside Director Independent DirectorCandidate No. 8 Newly appointed Outside Director Independent Director (Male)	Masayuki Ikegami Date of birth Aug. 29, 1951 Number of the Company’s shares held 0 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1977: Appointed as Public Prosecutor
Jun. 2006: Deputy Vice-Minister of Justice of Ministry of Justice
Oct. 2008: Public Prosecutor of Supreme Public Prosecutors Office
Aug. 2011: Deputy Prosecutor-General of Supreme Public Prosecutors Office
Jul. 2012: Superintending Prosecutor of Nagoya High Public Prosecutors Office
Jan. 2014: Superintending Prosecutor of Osaka High Public Prosecutors Office
Oct. 2014: Justice of the Supreme Court
Aug. 2021: Retired from Justice of the Supreme Court
Mar. 2023: Registered as an attorney (present)
[Important concurrent post]
● Attorney

[Reasons for being selected as a candidate and expected roles]

Mr. Masayuki Ikegami has been involved in various matters, including corporate cases, in legal professions over many years, having served in important roles at the High Public Prosecutors Office in both Nagoya and Osaka and as a Justice of the Supreme Court for seven years. The Company has selected him as a candidate for Outside Director in hopes that he can provide insightful opinions and supervision, particularly regarding internal control systems and corporate governance, including from the perspective of ensuring corporate compliance, based on his abundant experience and advanced knowledge.

Candidate No. 9 Newly appointedCandidate No. 9 Newly appointed Outside Director (Male) Independent Director	Masaki Suzuki Date of birth Apr. 18, 1955 Number of the Company’s shares held 3,700 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1978: Joined Ministry of Finance
Jul. 2007: Deputy Vice Minister for Policy Planning and Co-ordination of Minister’s Secretariat of Ministry of Finance
Jul. 2008: Councilor of Minister’s Secretariat of Ministry of the Environment
Sep. 2012: Deputy Vice Minister of Minister’s Secretariat of Ministry of the Environment
Jul. 2014: Vice-Minister of the Environment of Ministry of the Environment
Jul. 2015: Retired from Ministry of the Environment
Oct. 2015: Chairman and Representative Director of AEON Bank, Ltd.
Jun. 2016: Chairman of AEON Financial Service Co., Ltd.
Mar. 2017: Executive Officer in charge of Comprehensive Financial Business of AEON Co., Ltd.
Jun. 2023: Outside Director of FP Partner Inc. (present)
[Important concurrent post]
● Outside Director of FP Partner Inc.

[Reasons for being selected as a candidate and expected roles]

Mr. Masaki Suzuki worked for many years at the Ministry of Finance, before transferring to the Ministry of the Environment, where he held important positions such as Vice-Minister. After retiring from the ministry, he also served as the representative director of a private financial institution. The Company has selected him as a candidate for Outside Director in hopes that he can provide insightful opinions particularly concerning the areas of corporate finance and environment, in addition to opinions and supervision based on his managerial experience at financial institutions which require a high degree of appropriateness and compliance.

Candidate No. 10 Newly appointedCandidate No. 10 Newly appointed Newly appointed Outside Director (Male) Independent Director	Akiko Ito Date of birth Feb. 28, 1962 Number of the Company’s shares held 0 shares	Brief personal record, position, business in charge and important concurrent posts
As of
Apr. 1984: Joined Ministry of Construction
Sep. 2014: Councillor of Cabinet Secretariat Deputy Director General of Secretariat of the Headquarters for Overcoming Population Decline and Vitalizing Local Economy in Japan
Jun. 2016: Deputy Director-General of Ministry of Land, Infrastructure, Transport and Tourism
Jul. 2017: Director-General of Housing Bureau of Ministry of Land, Infrastructure, Transport and Tourism
Jul. 2018: Councillor of Cabinet Secretariat Director General of Secretariat of the Headquarters for Overcoming Population Decline and Vitalizing Local Economy in Japan
Jul. 2019: Commissioner of Consumer Affairs Agency
Jul. 2022: Retired from Consumer Affairs Agency
Jun. 2023: Outside Director of ITOCHU Corporation (present)
[Important concurrent post]
● Outside Director of ITOCHU Corporation

[Reasons for being selected as a candidate and expected roles]

Ms. Akiko Ito joined the Ministry of Construction (currently the Ministry of Land, Infrastructure, Transport and Tourism) as a technical official, served as its first female director (Director of Housing Bureau), and was responsible for policies for regional revitalization, including human resource development and job and town development, before becoming Commissioner of the Consumer Affairs Agency. Since retiring from the Consumer Affairs Agency, she has continued to participate in research in related fields, while serving as the outside director of a corporation. The Company has selected her as a candidate for Outside Director in hopes that she can provide insightful advice and supervision particularly from the perspective of clients and consumers, as well as advice related to the active promotion of diverse human resources.

Notes:	1.	None of the candidates for the Directors have any special interest in the Company.
	2.

Mr. Yusuke Kawamura, Mr. Masayuki Ikegami, Mr. Masaki Suzuki and Ms. Akiko Ito are candidates for Outside Directors defined by Item 7, Paragraph 3, Article 2 of the Enforcement Regulations of the Corporation Law of Japan.

	3.

Although Mr. Yusuke Kawamura, Mr. Masayuki Ikegami and Ms. Akiko Ito do not have the experience of being involved in the management of a company other than in a position of an outside director or outside audit & supervisory board member, the Company judges that they will appropriately perform their duties as Outside Director as outlined above in “Reasons for being selected as a candidate and expected roles.”

	4.	Mr. Yusuke Kawamura will have served as Outside Director of the Company for three years as of the end of this Meeting.
	5.

The Company has entered into contracts with Mr. Yusuke Kawamura limiting the amount of his damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law of Japan to the limit prescribed by laws and regulations. Should he, Mr. Masayuki Ikegami, Mr. Masaki Suzuki and Ms. Akiko Ito be elected to the position of Director, the Company will enter into contracts with each of them limiting the amount of their damage compensation liabilities defined in Paragraph 1, Article 423 of the Corporation Law of Japan to the limit prescribed by laws and regulations.

	6.

The Company has entered into a directors and officers liability insurance contract with an insurance company as specified in the provision of Paragraph 1, Article 430-3 of the Corporation Law of Japan, whereby the Company’s Directors serve as the insured parties. The insurance covers damages that could arise under situations where an insured party bears liability in regard to performance of his or her duties or where the insured party becomes subject to a claim seeking to hold him or her liable in that regard. Every Director candidate is to be insured under the directors and officers liability insurance contract should they be elected. The contract is to be renewed in September 2024.

	7.

The Company has notified Mr. Yusuke Kawamura as an independent director to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange. Should he, Mr. Masayuki Ikegami, Mr. Masaki Suzuki and Ms. Akiko Ito be elected to the position of Director, the Company will make each of them an independent director.

	8.	Ms. Akiko Ito is registered as Akiko Noda in Japan’s Family Register System.

Additional Note for English Translation:
	Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshio Homma are Representative Directors.

[Reference] Overall Skills of the Board of Directors

In accordance with the philosophy of “kyosei,” the Company’s aim is to create new value through the power of technology and innovation toward realizing a better society, to provide world-first technologies and world-leading products and services, and to contribute to solving social issues. With this in mind, we operate businesses in diverse fields with different market environments, from BtoB to BtoC, all over the world.

Given this background of the Company, in order for the Board of Directors to continue to make appropriate decisions and supervise business execution, and steadily achieve management goals, we believe that all members must share the philosophy of “kyosei,” and that the Board of Directors as a whole must cover at least the seven skills in the areas listed in the following table, including market and technological expertise in the Company’s business areas, management skills at a large company with a wide range of activities, a sophisticated international mindset, and advanced knowledge of ESG.

* The table below indicates up to five areas in which we expect each person to particularly demonstrate their skills. It does not represent the entirety of each person’s experience, knowledge, or skills.

Candidates for Directors Asterisks indicate candidates for Outside Directors	Skills to be Possessed by the Board of Directors Overall
	Corporate Management	Global Understanding	Business Experience	Technology and Development	Finance and Accounting	Risk Management	ESG
	Skills as a senior level executive of a listed company that does business globally, and the like	Global awareness /experience obtained through working overseas, global marketing, etc.	Business management skills in the Company’s business domain	Knowledge and R&D experience in the Company’s core competence technologies	Skills as a financial accounting expert, derived from being a financial accounting officer of a listed company, a certified public accountant, etc.	Skills as an expert in risk management, including compliance, and internal control systems	Knowledge and experience in ESG

Fujio Mitarai	🌑	🌑			🌑	🌑	🌑

Toshizo Tanaka		🌑			🌑	🌑	🌑

Toshio Homma	🌑	🌑	🌑	🌑

Kazuto Ogawa	🌑	🌑	🌑			🌑

Hiroaki Takeishi	🌑	🌑	🌑	🌑

Minoru Asada	🌑	🌑			🌑	🌑

Yusuke Kawamura *					🌑	🌑	🌑

Masayuki Ikegami *						🌑	🌑

Masaki Suzuki *					🌑	🌑	🌑

Akiko Ito *						🌑	🌑

Item No.3: Election of One Audit & Supervisory Board Member

Audit & Supervisory Board Member Mr. Katsuhito Yanagibashi will resign at the end of this Meeting. Accordingly, we propose the election of one Audit & Supervisory Board Member as a substitute.

The Company has a basic policy to have Audit & Supervisory Board Members that are familiar with the Company’s businesses or its management structure, or that have extensive knowledge in specialized areas such as law, finance and accounting, and internal controls. The candidate for Audit & Supervisory Board Member, based on this basic policy, is as follows:

In accordance with the Company’s Articles of Incorporation, the term of office of the Audit & Supervisory Board Member to be elected will be until the expiration of the term of office of Mr. Katsuhito Yanagibashi, who will resign.

Prior to our proposal of this item, we have already obtained the consent of the Audit & Supervisory Board.

Newly appointed (Male)	Chikahiro Okayama Date of birth Mar. 24, 1960 Number of the Company’s shares held 0 shares	Brief personal record, position and important concurrent posts
As of
Apr. 1982: Entered the Company
Jan. 2008: General Manager in charge of Accounting Division
Jul. 2008: General Manager in charge of Chief Executive Office of Image Communication Products Operations
Dec. 2010: Executive of FA Strategy Group of Canon (China) Co., Ltd.
Jan. 2023: Senior Vice President and Senior Director of Corporate Strategy Group of Canon (China) Co., Ltd. (present)

[Reasons for being selected as a candidate]

Mr. Chikahiro Okayama was engaged in accounting work in business units of the Company, production site in France, and other areas for many years, and subsequently transferred to the China subsidiary responsible for sales in the Asia region, where he oversaw the accounts of that subsidiary and its group, and also supervised a major management division. Given that he has a wealth of expertise related to accounting and internal controls based on such experience, the Company has selected him as a candidate for Audit & Supervisory Board Member in hopes that such expertise will function effectively in improving the appropriateness of audits.

Notes:	1.	The candidate has no special interest in the Company.
2.

The Company has entered into a directors and officers liability insurance contract with an insurance company as specified in the provision of Paragraph 1, Article 430-3 of the Corporation Law of Japan, whereby the Company’s Audit & Supervisory Board Members serve as the insured parties. The insurance covers damages that could arise under situations where an insured party bears liability in regard to performance of his or her duties or where the insured party becomes subject to a claim seeking to hold him or her liable in that regard. Should the candidate be elected to the position of Audit & Supervisory Board Member, the person is to be insured under the directors and officers liability insurance contract. The contract is to be renewed in September 2024.

[Reference]

“Independence Standards for Independent Directors/Audit and Supervisory Board Members” of the Company

The Company has established the “Independence Standards for Independent Directors/Audit and Supervisory Board Members” resolved by the Board of Directors with the consent of all Audit and Supervisory Board Members, in order to clarify the standards for ensuring independence of Independent Directors/Audit and Supervisory Board Members of the Company, taking into consideration Japan’s Corporate Governance Code (Principle 4.9) and the independence criteria set by securities exchanges in Japan.

Independence Standards for

Independent Directors/Audit and Supervisory Board Members

Canon Inc. deems that a person who satisfies the requirements for Outside Directors/Audit and Supervisory Board Members prescribed by the Corporation Law of Japan, and meets the independence criteria set by securities exchanges in Japan, and does not fall into any of the items below, is an “Independent Director/Audit and Supervisory Board Member” (a person who is independent from the management of Canon Inc. and unlikely to have conflicts of interest with general shareholders).

1.

A person/organization for which Canon Group (Canon Inc. and its subsidiaries; hereinafter the same) is a major client, or a major client of Canon Group, or an executing person of such organization or client

2.	A major lender to Canon Group, or an executing person of such lender
3.	A large shareholder of Canon Inc., or an executing person of such shareholder
4.	A person/organization receiving large amounts of contributions from Canon Group, or an executing person of such organization
5.

A consultant, accounting professional or legal professional who has received a large amount of money or other properties from Canon Group, other than as compensation for being a director/Audit and Supervisory Board Member (if the recipient is a corporation, partnership or any other organization, this item applies to any person belonging to said organization.)

6.

A certified public accountant belonging to the audit firm engaged to conduct the statutory audit of Canon Group (including any such accountant to whom this item has applied in the last 3 business years)

7.	An executing person of another company in cases where an executing person of Canon Group is an outside director/Audit and Supervisory Board Member of such other company
8.

An immediate family member (spouse and a relative within the second degree of kinship) of any of the persons listed in each of items 1 to 7; provided, however that the persons to whom this is applicable shall be limited to key executing persons such as directors, executive officers of companies and partners of advisory firms

(Notes)

*

In item 1, “major” means in cases where the total amount (for any business year during the last 3 business years) of transactions between Canon Group and such client exceeds 1% of the consolidated sales of Canon Group or such client.

*	In item 2, “major” means in cases where the debt outstanding exceeds 1% of the consolidated total assets of Canon Inc. for any business year during the last 3 business years.
*	In item 3, “a large shareholder” means a shareholder who directly or indirectly holds 5% or more of the total voting rights of Canon Inc.
*

In item 4, “a large amount” means in cases where the total amount of contributions exceeds JPY 12 million (in cases where the recipient is an individual) or 1% of the annual gross income of such recipient (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

*

In items 1 to 4 and 7, an “executing person” means an executive director, executive officer and employee including manager (in items 1 to 4, including a person to whom this item has applied in any business year during the last 3 business years).

*

In item 5, “a large amount” means in cases where the total amount of money or other properties received by said consultant, etc., exceeds JPY 12 million (in cases where the recipient is a person) or 1% of the annual gross sales of such consultant, etc. (in cases where the recipient is an organization), for any business year during the last 3 business years of Canon Inc.

Item No.4: Grant of Bonus to Directors

We propose that bonus be granted to the three Directors excluding Outside Directors as of the end of this term, which totals 326,000,000 yen.

Remuneration for the Company’s Directors consists of a basic remuneration, a bonus, and stock-type compensation stock options.

The Nomination and Remuneration Advisory Committee has furnished its confirmation with respect to the aforementioned bonus amount in accordance with the “Policy on Decisions on the Content of Remunerations for Individual Directors” (pages 33 to 35), stipulated at the meeting of the Board of Directors held on January 18, 2021. Therefore, we have determined that it is appropriate.

Item No.5: Revision of Maximum Amount and Maximum Number of Stock Acquisition

          Rights Granted to Directors

Remuneration for the Company’s Directors consists of a basic remuneration, a bonus, and stock-type compensation stock options. Of these, for the stock-type compensation stock options, stock acquisition rights are granted as determined by the Board of Directors up to the following maximum amount and number as approved in advance by the General Meetings of Shareholders.

(i)	Maximum amount of stock-type compensation stock options (total amount of compensation appropriated to payment of stock acquisition rights granted as stock options)
“A yearly amount of 0.3 billion yen or less” (approved at the 117th Ordinary General Meeting of Shareholders held on March 29, 2018)
(ii)	Maximum number of such stock options (maximum number of stock acquisition rights allotted within one year from the date of the Ordinary General Meeting of Shareholders for each fiscal year)
“500” (approved at the 120th Ordinary General Meeting of Shareholders held on March 30, 2021)

If Item No.2 is approved at this Ordinary General Meeting of Shareholders, the number of Directors eligible for stock-type compensation stock options (Directors excluding Outside Directors) will increase from the current three to six. As a result, the amount and number of stock option grants are expected to increase accordingly, and as listed companies have come to be expected to manage their businesses with a stronger awareness of stock prices, it is considered necessary to prepare for further strengthening and enhancement of stock-based compensation for Directors. Given these factors, we propose to increase (i) the maximum amount of stock-type compensation stock options from “a yearly amount of 0.3 billion yen or less” to “a yearly amount of 0.4 billion yen or less,” and (ii) the maximum number of such stock options from “500” to “1,000,” and request your approval. This maximum amount and maximum number are based on comprehensive consideration of the role of Directors in the Company, the balance with monetary compensation, the recent business environment, and other factors.

The specific details of the stock acquisition rights other than the maximum number will be as approved at the 120th Ordinary General Meeting of Shareholders held on March 30, 2021.

In addition to (i) and (ii) above, the Company has also decided that the total amount of stock-type compensation stock options and basic remuneration shall be “a yearly amount of 1.8 billion yen or less” (approved at the 112th Ordinary General Meeting of Shareholders held on March 28, 2013), and this maximum amount will remain unchanged regardless of any increase in the above stock options.

The content of this proposal was determined by the Board of Directors after deliberation by the Nomination and Remuneration Advisory Committee, consisting of the CFO, two Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member, and is consistent with the “Policy on Decisions on the Content of Remunerations for Individual Directors” (pages 33 to 35), stipulated at the meeting of the Board of Directors held on January 18, 2021, and is therefore considered to be appropriate.

BUSINESS REPORT (From January 1, 2023 to December 31, 2023)

1. Current Conditions of the Canon Group

(1) Business Progress and Results

General Business Conditions

The global economy during the 123rd Business Term (from January 1, 2023 to December 31, 2023) moved toward normalization due to the COVID-19 pandemic being brought under control and progress in the resolution of component shortages and logistical disruptions. Demand, on the other hand, remained weak due to factors such as a slowdown in the Chinese economy owing to the slump in the real estate market, and a sluggish European economy resulting from interest rate hikes implemented to control inflation and, in addition to Russia and Ukraine, heightened geopolitical risks in the Middle East.

Even under this environment, we grew sales of new businesses, such as medical, network camera, and commercial printing as well as semiconductor lithography equipment on the back of high growth potential. And for office multifunction devices (MFDs) and cameras where demand remained firm, we steadily generated profit. Prices of components and logistics which had been rising until then began to settle down from the beginning of spring, which led to progress in reducing costs from the second half.

As a result, consolidated net sales for this term was 4,181.0 billion yen (up 3.7% from the previous term). Consolidated operating profit was 375.4 billion yen (up 6.2% from the previous term). Consolidated net income attributable to Canon Inc. was 264.5 billion yen (up 8.4% from the previous term). This marked the third consecutive year of sales and profit growth.

As for our new businesses, which are the source of sales growth, we posted significant growth in this term as well, with consolidated net sales reaching nearly 1.2 trillion yen to account for 28% of the total. We are making steady progress in the transformation of our business portfolio as set out in Phase VI of the “Excellent Global Corporation Plan.”

Highlights of Results

•  As a result of growth in the sales of new businesses, such as medical, network camera, and commercial printing, and other businesses, primarily semiconductor lithography equipment, consolidated net sales increased by 3.7% compared to the previous term.

•  In addition to increased sales, the resolution of component shortages and logistical disruptions led to progress in reducing costs, which resulted in an 8.4% rise in consolidated net income attributable to Canon Inc. compared to the previous term.

Changes in Net Sales and Profits

Changes in Net Sales and Profits Net Sales (100 MILLIONS OF YEN) Income Before Income Taxes (100 MILLIONS OF YEN) Net Income Attributable to Canon Inc. (100 MILLIONS OF YEN) 50,000 40,000 30,000 20,000 10,000 0 119th 120th 121st 122nd 123rd TERM 41,810 4,000 3,000 2,000 1,000 0 119th 120th 121st 122nd 123rd TERM 3,908 4,000 3,000 2,000 1,000 0 119th 120th 121st 122nd 123rd TERM 2,645 Constitution of Sales by Region (100 MILLIONS OF YEN) Constitution of Sales by Operations (100 MILLIONS OF YEN) Asia & Oceania Americas 20.4% Sales 8,557 31.4% Sales 13,124 Japan 21.6% Sales 9,016 Europe 26.6% Sales 11,112 Industrial Business Unit 7.5% Sales 3,147 Change from the Previous Term -4.4% Imaging Business Unit 20.6% Sales 8,616 Change from the Previous Term 7.2% Medical Business Unit 13.2% Sales 5,538 Change from the Previous Term 7.9% Others and Corporate 4.5% Sales 1,898 Change from the Previous Term -10.6% Printing Business Unit 56.1% Sales 23,461 Change from the Previous Term 3.2% Total Sales 41,810 Change from the Previous Term 3.7%

Notes:	1.

From this term, some businesses previously included in Others and Corporate are included in Printing Business Unit. Accordingly, the same restatement has been applied in relation to each term until the previous term.

	2.	The totals do not amount to 100% because the consolidated sales of each business unit include the sales relating to intersegment transactions.

Business Conditions by Operations

Printing Business Unit

As for commercial and industrial printing, amid an accelerating shift to digital, which addresses quick turnaround and wide-variety short-run printing as well as offers advantages in terms of operability, unit sales of continuous feed presses, high-speed cut-sheet machines, and large format printers grew, leading to a significant increase in net sales compared to the previous term. Particularly the “imagePRESS V1350” and other V series models were recognized for their enhanced automation features which contributed to operator labor-savings, and the “Colorado M-series” satisfied needs of customers who undertook posters in graphic arts by broadening the range of printable media through the addition of white ink, resulting in strong sales of these products.

With the solid need for highly-productive core printing equipment, unit sales of office MFDs, particularly color models, grew thanks to a rise in demand linked to recovery in the number of people returning to the office since the end of the COVID-19 pandemic, and the resolution of product supply shortages.

Laser printer and inkjet printer sales declined, reflecting the peak out in work-from-home demand and market contraction due to the impact of the economic downturn in China and Europe.

As a result, on a consolidated basis, sales for this business unit increased by 3.2% to 2,346.1 billion yen in comparison to the previous term.

Change from the Previous Term 3.2% 25,000 23,461 20,000 15,000 10,000 5,000 0 121st 122nd 123rd TERM

Medical Business Unit

As for diagnostic imaging systems, investments in large systems, such as computed tomography (CT) and magnetic resonance imaging (MRI), which had been postponed during the COVID-19 pandemic, also recovered. Additionally, growing demand for consumables resulting from a rise in the rate of equipment operation in medical institutions led to an increase in service revenue. MRI, in particular, grew at a high rate, with the Vantage Fortian and the Vantage Galan 3T, new products equipped with technology that uses deep learning to enhance image quality. As a result, we gained the top share in Japan. By region, sales in Europe grew largely due to effects of each country’s policies to support the purchase of medical equipment, following on from the previous year’s strong performance.

Furthermore, the acquisition of Minaris Medical Co., Ltd. which manufactures in-vitro diagnostics, was completed in July of last year. While advancing into the reagent business at full scale, we will work to develop the in-vitro diagnostic field into one of our major growth pillars.

As a result, on a consolidated basis, sales for this business unit increased by 7.9% to 553.8 billion yen in comparison to the previous term, renewing record-high performance for the third year in a row.

Change in Sales (100 MILLIONS OF YEN) Change from the Previous Term 7.9% 8,000 6,000 4,000 2,000 0 121st 122nd 123rd TERM 5,538

Imaging Business Unit

As for interchangeable-lens cameras, the market remained stable as camera manufacturers introduced products that capture user needs. Our unit sales of interchangeable-lens cameras also exceeded those of the previous year, thanks to a growth in the sales of mirrorless cameras, in particular the “EOS R6 Mark II,” a model equipped with a full-frame sensor, which was released at the end of the year before last, and also an entry-class model the “EOS R50,” which was launched in March of last year. In addition, as for interchangeable lenses, the number of RF-series lenses for mirrorless cameras was expanded to 41 in total after launching nine new models last year. The enhanced lineups of camera bodies and lenses generated synergy, contributing to an overall rise in camera sales.

The market of network cameras continues to grow particularly in the security field. The Company, which has powerful sales channels in Europe and the United States, posted an increase in both camera unit sales and software sales by firmly securing growing demand, which led to a double-digit sales growth rate also in this term.

As a result, on a consolidated basis, sales for this business unit increased by 7.2% to 861.6 billion yen in comparison to the previous term.

Change in Sales (100 MILLIONS OF YEN) Change from the Previous Term 7.2% 10,000 8,000 6,000 4,000 2,000 0 121st 122nd 123rd TERM 8,616

Industrial Business Unit

As for semiconductor lithography equipment, despite concerns about the shrinking memory market impacting investments, we posted steady sales growth thanks to the accelerating trend toward domestic production from an economic security perspective, and the increasing demand for power devices, etc. In addition, the new product for back-end processing, which was launched early last year, is expected to see a large increase in sales in the future due to a large number of inquiries for advanced packaging of GPUs used in generative AI.

Conversely, for FPD (Flat Panel Display) lithography equipment, investments of customers entered an adjustment phase, affected by stagnating conditions of the panel market. With a shift of IT panels mounted on notebook PCs and tablets from liquid crystal to OLED, investments are anticipated to recover from the second half of 2024. The unit sales in 2023 decreased compared with the previous year.

As a result, on a consolidated basis, sales for this business unit decreased by 4.4% to 314.7 billion yen in comparison to the previous term.

Change in Sales (100 MILLIONS OF YEN) 5,000 4,000 3,000 2,000 1,000 0 121st 122nd 123rd TERM 3,147 change from the previous term 4.4%

(2) Facilities Investment

The investment in facilities by the Canon Group during this term totaled 201.1 billion yen (93.1 billion yen by the Company), which are mainly as follows:

Main facilities completed during this term	Main facilities under construction for establishment / expansion as of the end of this term

Canon Inc.:	Canon Inc.:
New Production Base of Hiratsuka Plant	New Production Base of Utsunomiya Optical Products Plant
(Others and Corporate)	(Industrial Business Unit)
Location: Hiratsuka-shi, Kanagawa Pref., Japan	Location: Utsunomiya-shi, Tochigi Pref., Japan

(3) Acquisition of Shares of Other Companies

To accelerate growth of its IT solution business, Canon Marketing Japan Inc., a subsidiary of the Company, acquired shares of Tokyo Nissan Computer System Co., Ltd. (currently TCS Inc.) through a tender offer and other means, and made said company a wholly owned subsidiary as of November 1, 2023.

(4) Business Challenges and Countermeasures

To achieve new growth, Canon made “accelerating corporate portfolio transformation through our productivity improvement and new businesses creation” its basic policy under “Phase VI of the Excellent Global Corporation Plan,” its five-year management plan from 2021 to 2025.

In 2021, Canon reorganized its product-oriented business divisions into four industry-oriented business groups that included commercial printing, medical, network cameras and industrial equipment as new businesses, thereby establishing a structure for enhancing business competitiveness and creating new drivers of growth.

In 2021 and 2022, impact of the spread of COVID-19 remained, and Canon was preoccupied with responding to shortages of semiconductors and other components, and logistical disruptions. After entering 2023, however, as the situation settled down, Canon resumed and accelerated its planned measures. Each industry-oriented business group will work to expand the entire Canon Group, by focusing investments on new business areas with high growth potential to strengthen and expand them.

Although it expects to continue operating its business in a climate of political and economic uncertainty going forward, Canon will vigorously push forward to achieve its performance targets for 2025 by ensuring all divisions, including development, procurement, production and sales, work in a concerted effort to implement the following priority measures.

1.	Strengthen and expand industry-oriented business groups

We will expand by thoroughly strengthening the competitiveness of our four industry-oriented groups to promote business portfolio transformation.

1)	Printing Group

The Company will meet diversified printing needs by taking advantage of the strength of offering a wide variety of printing equipment from printers for home use and for office use to commercial printers.

As for digital commercial printing, the Company’s sales are growing. This reflects the enhanced imaging quality and productivity that have spread throughout the industry as we incorporate the opinions of our customers who are printing companies. To further accelerate growth in the future, we need to expand our business domain by making a full-scale entry into the industrial printing field, specifically targeting labels and packages. And in line with this, we will push ahead with the launch of new products including Canon’s first water-based inkjet label printer, which was announced last year.

As for office and home printing, a reimagining of a print environment not restricted by working places is required to better suit the hybrid work styles combining office- and tele-work that were triggered by the spread of COVID-19. The Company will provide optimal printing equipment for the place by leveraging its strength of having two digital printing technologies, namely electrophotography and inkjet, and offer new printing solutions in the DX era by connecting these devices utilizing the cloud.

2)	Medical Group

The Company aims to establish a solid presence in the field of diagnostic imaging systems, which serves as the core of the medical business, particularly in CT where it aims to achieve the No. 1 global market share position. While it already has a lineup that can hold its own against global competitions, it is working to further expand it, strengthening sales power and presence overseas is an urgent issue.

In the United States which is a medically advanced country that has great influence in the global market, in addition to increasing the number of staff and other measures, we set up a new marketing company last year. In November, we entered a partnership with Cleveland Clinic, an advanced medical institution. Through such measures, we will promote joint research with medical institutions and strengthen relationships with medical practitioners who serve as key opinion leaders. In addition, Photon Counting CT, the next generation CT, is receiving increasing attention as many papers based on Canon’s equipment have been presented at academic conferences in the United States. With increasing attention, we will work to improve Canon’s presence by accelerating the development of Photon Counting CT.

In emerging countries, we established a local corporation in India and Saudi Arabia last year, and we will strive to expand sales in these regions and elsewhere.

3)	Imaging Group

As for interchangeable-lens cameras, to maintain the market size and further improve our position as a leading company of cameras, we need to continue to provide attractive products to users who seek high-quality images. In response to the shifting need for mirrorless cameras, Canon will continue introducing new mirrorless cameras to its lineup that ranges from entry-class to professional models.

Demand for network cameras for surveillance applications continues to increase to ensure safety and security against disasters and crimes. At the same time, the need for in-store marketing and for production control at manufacturing sites are growing. Therefore, it is important to respond to diversified needs. Last year, Canon released a camera equipped with a SPAD sensor offering the world’s highest 3.2 million pixels* developed by the Company, for advanced surveillance of international borders, critical infrastructure etc., and going forward as well, it will continue to enhance its lineup of both hardware and software.

*	Among SPAD sensors used for video shooting. As of July 31, 2023 (Based on Canon research). Approx. 2.1 million effective pixels.

4)	Industrial Group

We anticipate continuing market growth for semiconductors driven by essential devices used in AI, IoT, electric vehicles (EVs), and other technological innovations. And due to this, demand for semiconductor lithography equipment is anticipated to also increase. Recognizing the need to significantly bolster production capacity to respond to strong demand, we began construction of a new plant at our production site in Utsunomiya at the end of last year that will become operational from 2025.

Furthermore, the Company aims for the early sale of “nanoimprint lithography,” a new system released last year to expand sales. Unlike conventional lithography technology that uses light to expose circuit patterns, this device, which forms circuit patterns by pressing a patterned mold like a stamp, has attracted inquiries from many manufacturers because it can significantly reduce production costs and power consumption. We will proceed with assessment and confirmation jointly with customers to realize practical applications starting with memory and expanding to other areas such as logic and even non-semiconductor devices, including meta-lens.

2.	Reorganize global supply chain

In an uncertain and unstable global environment, the supply chain is the lifeline of a manufacturer, and from not only an economical, but also from a stability and sustainability perspective, we need to reorganize. In addition to consolidating production sites in countries and regions where we see political and social stability, in order to promote the return of production of high-value-added products to Japan, we will reinforce our automation technology and technology for in-house production through cooperation among design, production technology and production sites.

3.	Strengthen technological research capability

Under four groups largely reorganized by industry, Canon is carrying out the development of new products and solutions based on proprietary technology through the integration of core technologies it has cultivated with the technologies of companies that it has acquired. On top of that, now that technological innovations that could dramatically change the world are consistently being created, there is a need to actively incorporate the latest technologies constantly to further enhance the added value of products. To this end, we will establish a system for conducting research on a global scale and acquire necessary technologies promptly through investments in companies engaged in advanced technology as well as through M&A.

Moreover, we will strengthen and develop a system to certify talented engineers as “top scientists” and “top engineers” to respond to the rapid advancement of technology from a human resource perspective as well.

4.	Address cybersecurity risks

As for information security risks that are an increasing global threat, we consider this to be an important management issue and have established a management system for the entire group, including production facilities. While working on countermeasures against information leakage from within the Group and malware and other cyberattacks from outside, we are also taking other steps such as raising the awareness of employees. In the unlikely event that an information security incident occurs, we have established a dedicated team, CSIRT*, to deal with it promptly, which also endeavors to collect information in ordinary times.

Furthermore, since we are working to boost the convenience of our products and services by connecting them to the cloud and smartphones via networks, as a key initiative, we are also working on countermeasures against cybersecurity risks, such as the leakage of personal and confidential information, from the development stage.

*	Computer Security Incident Response Team (general term for organizations to deal with incidents and accidents related to computer security)

(5) Status of Assets and Earnings

	119th Business Term (Jan. 1, 2019-Dec. 31, 2019)	120th Business Term (Jan. 1, 2020-Dec. 31, 2020)	121st Business Term (Jan. 1, 2021-Dec. 31, 2021)	122nd Business Term (Jan. 1, 2022-Dec. 31, 2022)	123rd Business Term (Jan. 1, 2023-Dec. 31, 2023)
Net Sales (100 millions of yen)	35,933	31,602	35,134	40,314	41,810
Income before Income Taxes (100 millions of yen)	1,955	1,303	3,027	3,524	3,908
Net Income Attributable to Canon Inc. (100 millions of yen)	1,250	833	2,147	2,440	2,645
Basic Net Income Attributable to Canon Inc. Shareholders Per Share (yen)	116.79	79.37	205.35	236.71	264.20
Total Assets (100 millions of yen)	47,719	46,256	47,509	50,955	54,166
Total Canon Inc. Shareholders’ Equity (100 millions of yen)	26,855	25,750	28,738	31,131	33,530

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	Basic net income attributable to Canon Inc. shareholders per share is calculated based on the weighted-average number of outstanding common shares during the term.

(6) Main Activities

The Canon Group is engaged in the development, manufacture and sales of the following products.

Operations	Main Products

Printing Business Unit

Digital Continuous Feed Presses, Digital Sheet-Fed Presses, Large Format Printers, Office Multifunction Devices (MFDs), Document Solutions, Laser Multifunction Printers (MFPs), Laser Printers, Inkjet Printers, Image Scanners, Calculators

Medical Business Unit

Computed Tomography (CT) Systems, Diagnostic Ultrasound Systems, Diagnostic X-ray Systems, Magnetic Resonance Imaging (MRI) Systems, Clinical Chemistry Analyzers, Digital Radiography Systems, Ophthalmic Equipment

Imaging Business Unit

Interchangeable-Lens Digital Cameras, Interchangeable Lenses, Digital Compact Cameras, Compact Photo Printers, MR Systems, Network Cameras, Video Management Software, Video Content Analytics Software, Digital Camcorders, Digital Cinema Cameras, Broadcast Equipment, Projectors

Industrial Business Unit	Semiconductor Lithography Equipment, FPD (Flat Panel Display) Lithography Equipment, OLED Display Manufacturing Equipment, Vacuum Thin-Film Deposition Equipment, Die Bonders

Others	Handy Terminals, Document Scanners

(7) Employees

Consolidated		(Breakdown by Operation)

Number of Employees		Printing Business Unit	Medical Business Unit	Imaging Business Unit	Industrial Business Unit	Others and Corporate
169,151 persons	(Decrease of 11,624 persons from the previous term)	109,695 persons	13,149 persons	26,077 persons	8,126 persons	12,104 persons

Non-Consolidated

Number of Employees

23,931 persons	(Decrease of 786 persons from the previous term)
(8) Major Lenders

Lenders	Funds Borrowed

Mizuho Bank, Ltd.	207.6 billion yen

MUFG Bank, Ltd.	138.4 billion yen

(9) Principal Subsidiaries

Subsidiaries

Company Name	Capital Stock	Ratio of Voting Rights of the Company (%)	Main Activities

Canon Marketing Japan Inc.	73,303 millions of yen	58.5	Sale of business machines, cameras, etc. in Japan

Canon Electronics Inc.	4,969 millions of yen	55.2	Manufacture and sale of information related equipment and precision machinery units for cameras

Oita Canon Inc.	80 millions of yen	100.0	Manufacture of cameras

Canon U.S.A., Inc.	204,355 thousands of U.S.$	100.0	Sale of business machines, cameras, etc. in the Americas

Canon Europa N.V.	360,021 thousands of Euro	100.0	Sale of business machines, cameras, etc. in Europe

Canon Singapore Pte. Ltd.	7,000 thousands of Singapore $	100.0	Sale of business machines, cameras, etc. in Southeast Asia

Canon Vietnam Co., Ltd.	94,000 thousands of U.S.$	100.0	Manufacture of inkjet printers and laser printers

Canon Medical Systems Corporation	20,700 millions of yen	100.0	Development, manufacture, and sale of medical equipment

Canon Medical Systems USA, Inc.	262,250 thousands of U.S.$	100.0	Sale of medical equipment in the U.S.

Notes:	1.

The ratio of the Company’s voting rights in Canon Marketing Japan Inc. is calculated together with the number of voting rights held by subsidiaries of the Company. Furthermore, the ratios of the Company’s voting rights in Canon Europa N.V. and Canon Medical Systems USA, Inc. are made up of the number of voting rights held by subsidiaries of the Company.

	2.	The status of the specified wholly-owned subsidiary as of the end of this term was as follows:
		Name of specified wholly-owned subsidiary: Canon Medical Systems Corporation
		Address of specified wholly-owned subsidiary: 1385 Shimoishigami, Otawara-shi, Tochigi Pref., Japan
		Book value of shares of specified wholly-owned subsidiary at the Company: 658,304 million yen
		Amount of total assets of the Company: 2,938,538 million yen

Consolidated Status

The number of consolidated subsidiaries was 336, and the number of affiliated companies accounted for by the equity method was 10 as of the end of this term.

2. Shares of the Company

Number of Shares Issuable	3,000,000,000 shares

Issued Shares, Capital Stock, Number of Shareholders

	As of the end of the Previous Term	Change during This Term	As of the end of This Term

Issued Shares (share)	1,333,763,464	0	1,333,763,464

Capital Stock (yen)	174,761,797,475	0	174,761,797,475

Number of Shareholders (person)	419,352	Decrease of 20,438	398,914

Shareholding Ratio by Category

Major Shareholders (Top ten shareholders)

Name of Shareholders	Number of Shares Held (thousands of shares)	Shareholding Ratio (%)

The Master Trust Bank of Japan, Ltd. (Trust Account)	166,738	16.9

Custody Bank of Japan, Ltd. (Trust Account)	63,367	6.4

Mizuho Bank, Ltd.	22,558	2.3

State Street Bank West Client - Treaty 505234	22,521	2.3

SMBC Nikko Securities Inc.	21,557	2.2

OBAYASHI CORPORATION	16,527	1.7

The Dai-ichi Life Insurance Company, Limited	14,408	1.5

JPMorgan Securities Japan Co., Ltd.	13,332	1.3

Moxley and Co. LLC	13,222	1.3

Sompo Japan Insurance Inc.	13,080	1.3

Notes:	1.	Shareholding ratio is calculated by deducting the number of treasury shares (345,964 thousand shares) from total shares issued.
2.

With respect to The Dai-ichi Life Insurance Company, Limited, in addition to the above, there are 6,180 thousand shares of the Company’s stock included in trust property relating to retirement benefit trust.

3. Directors and Audit & Supervisory Board Members

(1) Directors and Audit & Supervisory Board Members

Position	Name	Business in Charge or Important Concurrent Posts
Chairman & CEO	Fujio Mitarai	CEO Audit & Supervisory Board Member of The Yomiuri Shimbun Holdings
Executive Vice President	Toshizo Tanaka	CFO Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters, Senior General Manager of Corporate Governance Center
Executive Vice President	Toshio Homma	CTO Head of Printing Group, Chief Executive of Digital Printing Business Operations
Director	Kunitaro Saida	Attorney
Director	Yusuke Kawamura	Outside Director of Mitsui DM Sugar Holdings Co., Ltd., Chairman & CEO of Institute of Glocal Policy Research
Audit & Supervisory Board Member	Katsuhito Yanagibashi
Audit & Supervisory Board Member	Hideya Hatamochi
Audit & Supervisory Board Member	Yutaka Tanaka	Attorney, Director of Laws & Ordinances Compliance Investigation Office, Financial Services Agency of Japan
Audit & Supervisory Board Member	Hiroshi Yoshida	Certified Public Accountant
Audit & Supervisory Board Member	Koichi Kashimoto

Notes:	1.	Audit & Supervisory Board Member Mr. Hideya Hatamochi was newly elected at the Ordinary General Meeting of Shareholders for the 122nd Business Term held on March 30, 2023, and assumed his office.
	2.

Directors Mr. Kunitaro Saida and Mr. Yusuke Kawamura are Outside Directors defined by Item 15, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Directors as independent directors to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

	3.

Audit & Supervisory Board Members Mr. Yutaka Tanaka, Mr. Hiroshi Yoshida and Mr. Koichi Kashimoto are Outside Audit & Supervisory Board Members defined by Item 16, Article 2 of the Corporation Law of Japan. Also, the Company has notified the above Outside Audit & Supervisory Board Members as independent Audit & Supervisory Board Members to each stock exchange in Japan on which the Company is listed as provided under the regulations of each stock exchange.

	4.	Audit & Supervisory Board Member Mr. Hiroshi Yoshida is qualified as a Certified Public Accountant and has a wealth of expertise in finance and accounting.
Additional Note for English Translation: Mr. Fujio Mitarai, Mr. Toshizo Tanaka and Mr. Toshio Homma are Representative Directors.

(2) Outline of Contracts for Limitation of Liability

Pursuant to the provision of Paragraph 1, Article 427 of the Corporation Law of Japan, the Company has entered into a contract with Outside Directors and Outside Audit & Supervisory Board Members which sets forth the limitation on their damage compensation liabilities resulting from negligence of the Director’s or Audit & Supervisory Board Member’s duty. The amount of the limitation on the damage compensation liabilities under the said contract shall be the amount provided by laws and regulations.

(3) Outline of a Directors and Officers Liability Insurance Contract

The Company has entered into a directors and officers liability insurance contract with an insurance company as specified in the provision of Paragraph 1, Article 430-3 of the Corporation Law of Japan. The scope of insured parties of the insurance covers Directors, Audit & Supervisory Board Members, and Executive Officers of the Company, and the full cost of insurance premiums for all the insured parties is borne by the Company. The insurance covers damages that could arise under situations where an insured party bears liability in regard to performance of his or her duties or where the insured party becomes subject to a claim seeking to hold him or her liable in that regard. However, the Company has taken measures to ensure that the appropriateness of the execution of duties by Directors, Audit & Supervisory Board Members, and other officers is not impaired, such as by exempting coverage in cases of criminal acts or intentionally committed illegal acts.

(4) Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

1)	Total Remuneration and Other Amounts to Directors and Audit & Supervisory Board Members

Category of Position	Number of Directors and Audit & Supervisory Board Members (persons)	Remuneration and Other Amounts by Classification (millions of yen)			Remuneration and Other Amounts (millions of yen)
		Monetary Remuneration, etc.		Non-Monetary Remuneration, etc.
		Basic Remuneration	Bonus (Performance-Linked Remuneration)	Stock-Type Compensation Stock Options
Directors (excluding Outside Directors)	3	607	326	72	1,005
Outside Directors	2	48	–	–	48
Total	5	655	326	72	1,053
Audit & Supervisory Board Members (excluding Outside Audit & Supervisory Board Members)	3	43	–	–	43
Outside Audit & Supervisory Board Members	3	59	–	–	59
Total	6	102	–	–	102

Notes:	1.

The above numbers of Audit & Supervisory Board Members include one Audit & Supervisory Board Member who has resigned at the end of the Ordinary General Meeting of Shareholders for the 122nd Business Term held on March 30, 2023.

	2.

“Bonus” represents the accrued director’s bonuses for this term. The amount presented is the same as the scheduled bonus payments assuming Item No.4 is approved and adopted as initially proposed at the Ordinary General Meeting of Shareholders for the 123rd Business Term scheduled to be held on March 28, 2024.

	3.	In the column Stock-Type Compensation Stock Options, expenses for this term are presented.
	4.

When calculating the performance-linked remuneration, consolidated income before income taxes is used as the indicator for the Company’s business performance. That amount is considered to be an appropriate representation of the results of annual group-wide corporate activities. The amount of performance-linked remuneration is calculated as described in 4) (b) below. The above performance-linked remuneration is calculated based on 390.8 billion yen serving as the indicator of business performance.

2)	Content of Non-Monetary Remuneration, etc.

The content of non-monetary remuneration, etc. and the main conditions for exercise, etc. are as described in 4) (b) a. (i) <Stock-Type Compensation Stock Options> below. During the term, 259 units of stock acquisition rights (25,900 shares of common stock of the Company) were delivered to three Directors, excluding Outside Directors.

3)	Resolution of the General Meeting of Shareholders Regarding Remuneration and Other Amounts for Directors and Audit & Supervisory Board Members

General Meeting of Shareholders

Content of Resolution / Number of Directors and Audit & Supervisory Board Members Involved in Resolution (Number of
Directors and Audit & Supervisory Board Members at Time of Conclusion of General Meeting of Shareholders)

Ordinary General Meeting of Shareholders for the 103rd Business Term (held on March 30, 2004)	Total remuneration of “0.2 billion yen or less annually” was approved and adopted for Audit & Supervisory Board Members / 4 persons (of which, 2 persons were Outside Audit & Supervisory Board Members)
Ordinary General Meeting of Shareholders for the 112th Business Term (held on March 28, 2013)	Total remuneration of “1.8 billion yen or less annually” was approved and adopted for Directors / 21 persons
Ordinary General Meeting of Shareholders for the 117th Business Term (held on March 29, 2018)

Of the above total remuneration for Directors, “0.3 billion yen or less annually” was approved and adopted as the total amount of stock acquisition rights as stock-type compensation stock options / 5 persons (excluding Outside Directors)

Ordinary General Meeting of Shareholders for the 120th Business Term (held on March 30, 2021)	Details of stock-type compensation stock options to be granted to Directors were approved and adopted / 3 persons (excluding Outside Directors)

4)	“Policy on Decisions on the Content of Remunerations for Individual Directors”

(a)	Method of Determining Policy on Decisions

The Company adopted the “Policy on Decisions on the Content of Remunerations for Individual Directors” by resolution at the Board of Directors meeting held on January 18, 2021. Before making this resolution, the Board of Directors consulted the Nomination and Remuneration Advisory Committee, which is mainly comprised of Independent Outside Directors and Audit & Supervisory Board Members, about the content of the resolution and received its response. Moreover, if it is deemed necessary to make revisions to this policy in the future, the same process shall be followed.

(b)	Outline of Policy on Decisions

a. Content of Each Remuneration System

(i) Representative Directors, Executive Directors

Remuneration for Directors consists of a basic remuneration, a bonus and stock-type compensation stock options as described below.

<Basic Remuneration>

Basic remuneration consists of a fixed amount of monetary remuneration paid monthly as consideration for the performance of duties of Directors. The amount is prescribed according to each Director’s position and the degree to which the Director contributes in this role and the total remuneration amount is within the limit approved at the General Meeting of Shareholders. (Total remuneration amount here refers to the total basic remuneration of all Directors including Outside Directors.)

<Bonus>

As a reward for Director service over a one-year term, Directors receive a bonus once a year for which “consolidated income before income taxes” is used as a financial indicator to measure the results of annual group-wide corporate activities. The total amount of the Director’s bonus is determined by multiplying such consolidated income with a given predetermined coefficient that corresponds with the Director’s position. It is also determined through individual assessment based on the degree to which the Director contributes in this role. Matters including whether a payment is allowed or the total amount of bonus as calculated above, are deliberated during the General Meeting of Shareholders every year.

<Stock-Type Compensation Stock Options>

Once a year, stock acquisition rights on the Company’s shares are granted with the intent of providing an incentive for Directors to further contribute to the improvement of medium- and long-term performance and raising corporate value through sharing the benefits and risks of share price fluctuations with the Company’s shareholders. The total amount of the stock acquisition rights is within the amount approved at the General Meeting of Shareholders and the number of those stock acquisition rights granted is calculated based on the amount determined by the Director’s position, the consolidated income before income taxes in the previous year, as well as the degree to which the Director has contributed in this role (the amount of monetary compensation claims granted to Directors for the payment in exchange for the stock acquisition rights), and the stock price level at the time of grant. As remuneration is linked to the achievements throughout one’s term in office, the Company has a system in place that allows the exercising of acquisition rights at the time of retirement.

Determining the proportion of basic remuneration, bonus, and stock-type compensation stock options enlists a basic approach of emphasizing the level and stability of basic remuneration given that we believe it is important to engage with management from the medium- to long-term perspective. At the same time, taking into account the need for enhancing performance over the course of a single fiscal year and pursuing shareholder returns, the proportion of bonus and stock-type compensation stock options is arranged such that bonuses and stock-type compensation stock options may account for up to 50% and up to 30% of basic remuneration for Directors, respectively, on average for each Director’s position.

(ii) Outside Directors

The remuneration received by Outside Directors who maintain a position independent from the execution of business consists entirely of a basic remuneration, i.e., monetary remuneration of a fixed amount paid monthly as consideration for the performance of duties.

b. Remuneration Decision-Making Process

The “Nomination and Remuneration Advisory Committee,” which consists of the CFO, two Independent Outside Directors and one Independent Outside Audit & Supervisory Board Member, examines the rationale of the remuneration system, and reports to the Board of Directors to the effect that the system is reasonable. Decisions regarding the amount and content of remuneration (the amount of basic remuneration and bonus as well as the number of stock-type compensation stock options) of each Director is delegated to the CEO. However, the CEO must make decisions based on the prescribed criteria in accordance with the policy described above, and prior to making a decision, the CEO must present the proposal to the “Nomination and Remuneration Advisory Committee” for confirmation. As described above, matters including whether a payment of bonus is allowed or the total amount of bonus, are deliberated during the General Meeting of Shareholders each time.

(c)	Reasons the Board of Directors Judged the Details of Individual Director Remuneration for This Term to be Corresponding with the Policy on Decisions

Decisions regarding the amount and content of remuneration (the amount of basic remuneration and bonus as well as the number of stock-type compensation stock options) of each Director are made in accordance with the policy on decisions described above, and such decisions are made after the “Nomination and Remuneration Advisory Committee” has furnished its confirmation beforehand. Accordingly, the Board of Directors judges that the content is in line with the policy on decisions.

5)	Delegation of Decisions on the Content of Remuneration for Individual Directors

Delegated person	Chairman & CEO Fujio Mitarai
Content of delegated authority and measures taken to ensure that authority is appropriately executed	As described under 4) (c), above
Reason for delegation

Decisions on remuneration for Directors should be made based on assessment conducted by a person equipped with precise understanding regarding the Company’s management and the status of duties executed by each Director, in alignment with the policy on decisions. Accordingly, authority has been delegated to the above delegated person upon having deemed that the individual is able to most appropriately perform such assessment.

(5) Outside Directors and Outside Audit & Supervisory Board Members

Relation Between Important Organization of Concurrent Posts and the Company

Name	Organization of Concurrent Post	Concurrent Post	Relation with the Company
Yusuke Kawamura	Mitsui DM Sugar Holdings Co., Ltd.	Outside Director	No special relation
	Institute of Glocal Policy Research	Chairman & CEO	No special relation
Yutaka Tanaka	Financial Services Agency of Japan	Director of Laws & Ordinances Compliance Investigation Office	No special relation
Principal Activities

Name	Principal Activities
Kunitaro Saida, Outside Director

Attended 11 out of 13 Board of Directors meetings held during this term, and when necessary provided input particularly on matters regarding internal controls and corporate governance, based on his experience and insight in the legal profession.

Yusuke Kawamura, Outside Director

Attended all 13 of Board of Directors meetings held during this term, and when necessary provided input particularly on matters regarding investment strategy and ESG, based on his experience and insight as an expert on financial and securities systems as well as strategy for managing financial institutions.

Yutaka Tanaka, Outside Audit & Supervisory Board Member

Attended all 13 of Board of Directors meetings and all 20 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a legal expert when necessary.

Hiroshi Yoshida, Outside Audit & Supervisory Board Member

Attended all 13 of Board of Directors meetings and all 20 of Audit & Supervisory Board meetings held during this term, and provided input based on his experience and insight as a Certified Public Accountant when necessary.

Koichi Kashimoto, Outside Audit & Supervisory Board Member	Attended all 13 of Board of Directors meetings and all 20 of Audit & Supervisory Board meetings held during this term, and provided input based on his insight in business management when necessary.

4. Accounting Auditor

(1) Name of Accounting Auditor

Deloitte Touche Tohmatsu LLC

(2) Remuneration and Other Amounts to Accounting Auditor for This Term

Amount
(i)	Remuneration and other amounts payable by the Company for the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act	577 million yen
(ii)	Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Accounting Auditor	1,085 million yen

Notes:	1.

In the audit agreement between the Company and the Accounting Auditor, remuneration amounts are determined on a lump-sum without breakdown into a separate remuneration amount for auditing in accordance with the Corporation Law of Japan and in accordance with the Financial Instruments and Exchange Law of Japan. Accordingly, the amounts shown in (i) above represent total amounts of remuneration and other amounts for both of these auditing services.

	2.	The Company pays remuneration to the Accounting Auditor for their advisory services in addition to the services defined in Paragraph 1, Article 2 of the Certified Public Accountants Act.
	3.

Among the Company’s principal subsidiaries, Canon U.S.A., Inc., Canon Singapore Pte. Ltd. and Canon Medical Systems USA, Inc. are audited by Deloitte & Touche LLP in their respective countries, Canon Europa N.V. is audited by Deloitte Accountants B.V., and Canon Vietnam Co., Ltd. is audited by Deloitte Vietnam Company Limited.

	4.

Reason that the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor:

The Audit & Supervisory Board has received necessary documents and reports from related internal divisions and the Accounting Auditor with regard to procedures for prior approval for audit and non-audit work in accordance with the Sarbanes-Oxley Act of 2002, Article 202. The Audit & Supervisory Board has also confirmed that the estimated remuneration is appropriate for the term by confirming the previous term’s audit plan, the status of its implementation, and the current term’s audit plan, and also by seeking explanations as necessary. As a result, the Audit & Supervisory Board reached an agreement regarding the remuneration to Accounting Auditor, upon judging it to be a rational level for maintaining and improving audit quality.

(3) Policy Regarding Decision to Either Dismiss or Not Reappoint Accounting Auditor

The Audit & Supervisory Board, by unanimous agreement, as needed, will dismiss the Accounting Auditor when confirmed that the Accounting Auditor falls under any Item of Paragraph 1, Article 340 of the Corporation Law of Japan.

In addition to the above, should anything occur to negatively impact the qualifications or independence of the Accounting Auditor, making it unlikely that the Accounting Auditor will be able to properly perform an audit, the Audit & Supervisory Board will decide the contents of the item to be proposed at a General Meeting of Shareholders regarding the dismissal or refusal of reappointment of the Accounting Auditor.

5. Systems Necessary to Ensure the Properness of Operations

The content of the resolution of the Board of Directors regarding the systems necessary to ensure the properness of the Company’s operations (basic policy) as well as the outline of activities for the aforementioned systems, are as follows:

Basic Policy Regarding Systems Necessary to Ensure the Properness of Operations (the “Internal Control System”)

Content of Basic Policy Resolution

To ensure the properness of operations and to work for continuous improvement in corporate value, Canon Inc. (the “Company”) and the enterprises consisting of the Company and its subsidiaries (the “Canon Group”), shall foster a sound corporate culture based on the Spirit of “Three Selfs” (Self-motivation, Self-management, and Self-awareness) – guiding principles dating back to the founding of the Company. The Canon Group shall also work to foster a law-abiding awareness through the “Canon Group Code of Conduct.” Furthermore, the Canon Group shall firmly strive to ensure management transparency through clearly defined approval processes and authorities of the CEO and Chief/Group Executives of the Company as well as executive officers of each subsidiary of the Company.

1.	System for Compliance (Item 6, Paragraph 4, Article 362 of the Corporation Law of Japan, and Item 4, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Board of Directors, in accordance with regulations prescribed by the Board of Directors (the “Regulations of the Board of Directors”), shall make decisions on important Canon Group managerial matters after careful deliberation. Additionally, the Board of Directors shall have representative directors, executive directors and executive officers (collectively the “Officers”) give reports regarding their execution of duties.

(2).

The Board of Directors shall thoroughly instill compliance awareness through training and other programs geared towards new employees, managers, and newly-appointed board members and executive officers, utilizing the “Canon Group Code of Conduct,” prescribed by the Board of Directors as a standard to be adhered to in the execution of duties.

(3).

As a part of the Company’s risk management system, the Company shall put in place business procedures/ checking systems that prevent violation of laws and regulations and the Company’s articles of incorporation in the course of daily business. It shall also maintain a compliance education system.

(4).

The internal audit division of the Company, which has the authority to audit the execution of duties by Officers and employees, shall also conduct audits regarding the status of compliance with laws and regulations and the Company’s articles of incorporation.

(5).

If an act that violates laws and regulations, or the Company’s articles of incorporation is discovered in the Canon Group, employees have the ability to anonymously report such fact to any director or officer, including Outside Directors and Outside Audit & Supervisory Board Members by means of a whistleblowing system. Additionally, the Company shall prohibit any disadvantageous treatment of any whistleblower.

Outline of Activities
(1).

During the current business term, 13 Board of Directors meetings were held. At these meetings, in addition to deliberating and deciding on important matters, the Board of Directors received reports from Officers in charge of major divisions concerning the execution of business.

(2).

In addition to implementing compliance training that follows the Canon Group Code of Conduct, the Company established “Compliance Week,” an event to provide an opportunity for discussion on familiar risks of law-and-regulation violations by each respective workplace.

		(3).	The activity is described in item (1) of Outline of Activities in 2 below.
(4).

Supported by about 60 personnel, the internal audit division conducts audits of each division and subsidiary including in its scope of inquiry not only compliance but also the usefulness and efficiency of operations. The results of these audits are then reported to the CEO and CFO, and when necessary, proposals for improvement are given. In addition, a summary of audit results is also periodically reported to the Outside Directors, Audit & Supervisory Board Members and Audit & Supervisory Board.

(5).

The rules on use of the whistleblowing system, including the explicit prohibition of the disadvantageous treatment of whistleblowers, are disseminated via the intranets of the Company, along with information on the contact counter for reporting internal problems. In the current business term, there were no whistleblower reports relating to serious violations of laws and regulations, or the like.

2.	System for Risk Management (Item 2, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Company established the Risk Management Committee as a deliberation body that is in direct control of the CEO, in accordance with the “Regulations of Risk Management” prescribed by the Board of Directors. This Committee shall develop various measures with regard to improving the risk management system. These measures include the system for grasping any significant risks (violation of laws and regulations, inappropriate financial reporting, quality issues, work-related injuries, disasters, etc.) that the Canon Group may face in the course of business, and all measures shall be approved by the CEO and the Board of Directors. Additionally, this Committee shall evaluate the status of improvement and implementation of the risk management system that are autonomously carried out by each organization such as business divisions and subsidiaries, and report its findings to the CEO and the Board of Directors.

(2).

The Company established the Corporate Strategy Committee in accordance with the “Regulations of the Corporate Strategy Committee” prescribed by the Board of Directors. Even if the authority to decide certain items is delegated from the Board of the Directors to the CEO, the Committee shall carefully deliberate those items in cases that are considered particularly important.

Outline of Activities
(1).

Established under the Risk Management Committee are the following three subcommittees: the Financial Risk Management Subcommittee, which is in charge of improving systems to ensure the reliability of financial reporting, the Compliance Subcommittee, which is in charge of improving systems to ensure compliance of corporate ethics and major laws and regulations, and the Business Risk Management Subcommittee, which is in charge of improving systems to manage quality risks, information leakage risks and other significant business risks. These subcommittees carried out evaluation based on their respective roles of the status of improvement and implementation of risk management system by each organization in 2023. The result of such evaluation did not discover any major flaws in the system and the Risk Management Committee reported this to the CEO and the Board of Directors.

(2).

The Corporate Strategy Committee was held 7 times in the current business term. In addition to the Officers in charge of executing business operations, the Outside Directors and full-time Audit & Supervisory Board Members also attended, as necessary, and provided opinions.

3.	System for Efficient Execution of Duties (Item 3, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

Based on regulations regarding the division of duties and administrative authorities prescribed by the Board of Directors, the CEO and other Officers shall execute shared duties under the supervision and direction of the CEO.

(2).

The CEO shall formulate 5-year management goals (the “Excellent Global Corporation Plan”) and 3-year priority measures, contained in mid-term management plans. Based upon these plans, the CEO shall manage operations from a unified group approach.

Outline of Activities
(1).

The CEO and other Officers execute the duties allocated to them in accordance with the related regulations. In 2021, the Company reorganized its business divisions along with its development and production subsidiaries into the four industry-oriented business groups of “Printing,” “Medical,” “Imaging,” and “Industrial,” and also launched a new organization to accelerate the commercialization of operations that include external sales of materials as well as sensors and other components. The Company has established a framework for engaging in business activities whereby the Representative Directors and Executive Officers other than the CEO assume responsibility for these industry-oriented business groups as well as the new organization and sales subsidiaries that engage in oversight of sales in respective major regions worldwide. They are accordingly assigned such duties under the command and supervision of the CEO.

(2).

The CEO decides on a mid-term management plan, which is decided based on close discussions with Officers of the Company and the executive officers of the major subsidiaries in Japan and overseas, and ensures the cohesion of the Group’s corporate management.

4.	System for Group Management (Item 5, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
The Company strengthens the internal control system of the Canon Group by requiring subsidiaries to follow the respective items:
(a).

to obtain prior approval from the Company or report to the Company on important decisions in accordance with the “Regulations of Group Companies Management,” prescribed by the Board of Directors of the Company,

(b).

to grasp significant risks that the subsidiary may face in the course of business and to verify and evaluate the status of improvement and implementation of the risk management system and report their findings to the Company in accordance with the “Regulations of Risk Management,”

		(c).	to design an appropriate organization under the governing law of incorporation and to clearly define approval processes and authorities of executive officers,
(d).

in addition to thoroughly instilling compliance awareness through the Canon Group Code of Conduct, to put in place business procedures/checking systems that prevent violation of laws and regulations and subsidiaries’ articles of incorporation in the course of daily business and prepare a compliance education system as a part of the subsidiary’s risk management system, and

		(e).	to establish a whistleblowing system and prohibit any disadvantageous treatment of any whistleblower.
Outline of Activities
		(a).	The Company received reports from subsidiaries and provided prior approval to subsidiaries in accordance with the “Regulations of Group Companies Management.”
(b).

In order to conduct evaluation of the status of improvement and implementation of the risk management system described in item (1) of Content of Basic Policy Resolution in 2 above, the subsidiaries being evaluated implemented evaluation of the respective targeted risks.

(c).

Each subsidiary performs, as appropriate, a review of the appropriateness of organizational design, and approval criteria and processes in accordance with the applicable laws and regulations and the nature of business and other factors.

(d).

Each subsidiary performed an inspection of the compliance system in the process of evaluating improvement and implementation of the risk management system (as described in item (1) of Outline of Activities in 2 above), and furthermore fosters a culture of compliance through training and other such means as necessary.

		(e).	Each company has established a whistleblowing system and totally prohibits any disadvantageous treatment of any whistleblower.
5.	System for Storing and Managing Information (Item 1, Paragraph 1, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution

Information related to the execution of duties of the CEO and other Officers, including meeting minutes of the Board of Directors and settlement documents, shall be maintained and managed by respective divisions in charge of such management in accordance with laws and regulations, the “Regulations of the Board of Directors,” and other related rules. Directors, Audit & Supervisory Board Members, and members of the internal audit division have the ability to inspect this information at any time.

Outline of Activities

Whenever deemed necessary, Directors, Audit & Supervisory Board Members and members of the internal audit division peruse or obtain copies of meeting minutes of the Board of Directors and the Corporate Strategy Committee, and other records such as settlement documents of the CEO.

6.	System for Auditing by Audit & Supervisory Board Members (Paragraph 3, Article 100 of the Enforcement Regulations of the Corporation Law of Japan)	Content of Basic Policy Resolution
(1).

The Company established and assigns dedicated full-time employees of an appropriate number to the Office of Audit & Supervisory Board Members. The Office of Audit & Supervisory Board Members is established as an independent entity that is outside the control of Officers. Any change in dedicated full-time employee personnel shall require the prior consent of the Audit & Supervisory Board.

(2).

Audit & Supervisory Board Members shall grasp the execution of duties by Officers, attending not only meetings of the Board of Directors, but also other important meetings such as meetings of the Corporate Strategy Committee and Risk Management Committee.

(3).

The administrative divisions of the headquarters, such as human resources, finance & accounting, and legal affairs, shall hold meetings with Audit & Supervisory Board Members and report on the execution of duties in a timely manner. Additionally, if any material breach of laws and regulations occurs, the relevant division shall immediately report this to Audit & Supervisory Board Members.

		(4).	Audit & Supervisory Board Members shall have accounting auditors periodically give reports.
(5).

Audit & Supervisory Board Members shall hold periodic meetings with counterparts of domestic subsidiaries of the Company and work to improve the auditing system from a unified group perspective by sharing information. Additionally, Audit & Supervisory Board Members shall grasp the execution of duties by Officers of subsidiaries, sharing responsibility for the auditing of major subsidiaries in Japan and overseas.

		(6).	The Company prohibits any disadvantageous treatment of any person that reports to Audit & Supervisory Board Members. The Company also seeks its subsidiaries to prohibit any disadvantageous treatment.
(7).

The Audit & Supervisory Board shall draw up an annual audit plan and an annual budget covering the audit of the Company and its subsidiaries. And the Company shall secure necessary funds for the annual budget. When an outlay outside the budget is incurred, due to a special audit, etc., the expense shall be reimbursed by the Company.

Outline of Activities
(1).

The Company established the Office of Audit & Supervisory Board Members to be independent from the directives and commands of Officers and it assigns dedicated full-time employee(s) of an appropriate number to the Office of Audit & Supervisory Board Members. During the current business term, the Company changed the dedicated full-time employee personnel after receiving the prior consent of the Audit & Supervisory Board.

(2).

Audit & Supervisory Board Members, including Outside Audit & Supervisory Board Members, attend all the Board of Directors meetings, and full-time Audit & Supervisory Board Members attend all meetings of the Corporate Strategy Committee and the Risk Management Committee, overseeing the execution of duties by Officers.

(3).

Audit & Supervisory Board Members and the Audit & Supervisory Board periodically receive reports from the internal audit division on the results of audits. In addition, full-time Audit & Supervisory Board Members periodically receive reports from the managers in charge of the administrative divisions of the headquarters on the execution of duties.

(4).

Audit & Supervisory Board Members receive reports from the Accounting Auditor on the status of audits at least once a month and receive reports from the Accounting Auditor on the results of the audit of the business term in accordance with laws and regulations.

(5).

Audit & Supervisory Board Members periodically hold meetings with Audit & Supervisory Board Members of domestic subsidiaries and share information. In addition, at the time of audits at subsidiaries, Audit & Supervisory Board Members receive reports from the Directors of subsidiaries and share information with Audit & Supervisory Board Members of the subsidiaries, overseeing the execution of duties by Officers of subsidiaries.

		(6).	Information is disseminated in the Company and its subsidiaries concerning the prohibition of disadvantageous treatment of any person that reports to Audit & Supervisory Board Members.
		(7).	In the current business term, there were no shortfalls in the budget allocated for the implementation of audits in accordance with the audit plan.

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets

	As of Dec. 31, 2023	As of Dec. 31, 2022 (Reference)

ASSETS

Current assets:

Cash and cash equivalents	401,323	362,101

Short-term investments	3,822	10,905

Trade receivables	655,460	636,803

Inventories	796,881	808,312

Current lease receivables	150,324	137,038

Prepaid expenses and other current assets	231,605	215,990

Allowance for credit losses	(15,329)	(15,235)

Total current assets	2,224,086	2,155,914

Non-current assets:

Noncurrent receivables	11,734	12,996

Investments	78,505	65,128

Property, plant and equipment, net	1,095,879	1,035,065

Operating lease right-of-use assets	126,125	117,843

Intangible assets, net	274,942	280,995

Goodwill	1,045,400	972,626

Noncurrent lease receivables	321,065	279,332

Other assets	242,659	179,297

Allowance for credit losses	(3,818)	(3,666)

Total non-current assets	3,192,491	2,939,616

Total assets	5,416,577	5,095,530

(Millions of yen)

	As of Dec. 31, 2023		As of Dec. 31, 2022 (Reference)

LIABILITIES AND EQUITY

Current liabilities:

Short-term loans and current portion of long-term debt	386,200		296,384

Short-term loans related to financial services	38,900		41,200

Other short-term loans and current portion of long-term debt	347,300		255,184

Trade payables	309,930		355,930

Accrued income taxes	56,983		48,414

Accrued expenses	373,544		365,847

Current operating lease liabilities	35,559		33,281

Other current liabilities	276,960		265,497

Total current liabilities	1,439,176		1,365,353

Non-current liabilities:

Long-term debt, excluding current portion of long-term debt	2,954		2,417

Accrued pension and severance cost	171,779		189,215

Noncurrent operating lease liabilities	92,604		85,331

Other noncurrent liabilities	104,357		104,184

Total non-current liabilities	371,694		381,147

Total liabilities	1,810,870		1,746,500

Equity:

Canon Inc. shareholders’ equity:

Common stock	174,762		174,762

[Authorized shares] (share)	[3,000,000,000	]	[3,000,000,000	]

[Issued shares] (share)	[1,333,763,464	]	[1,333,763,464	]

Additional paid-in capital	404,935		404,838

Retained earnings:

Legal reserve	61,634		64,509

Other retained earnings	3,801,212		3,664,735

Total retained earnings	3,862,846		3,729,244

Accumulated other comprehensive income (loss)	268,758		62,623

Treasury stock, at cost	(1,358,279)		(1,258,362)

[Treasury shares] (share)	[345,964,752	]	[318,250,096	]

Total Canon Inc. shareholders’ equity	3,353,022		3,113,105

Noncontrolling interests	252,685		235,925
Total equity	3,605,707		3,349,030

Total liabilities and equity	5,416,577		5,095,530

Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2023	Year ended Dec. 31, 2022 (Reference)

Net sales	4,180,972	4,031,414

Cost of sales	2,212,062	2,203,612

Gross profit	1,968,910	1,827,802

Operating expenses:

Selling, general and administrative expenses	1,261,630	1,167,673

Research and development expenses	331,914	306,730

	1,593,544	1,474,403

Operating profit	375,366	353,399

Other income (deductions):

Interest and dividend income	13,425	5,177

Interest expense	(2,267)	(1,046)

Other, net	4,243	(5,090)

	15,401	(959)

Income before income taxes	390,767	352,440

Income taxes	106,346	92,356

Consolidated net income	284,421	260,084

Less: Net income attributable to noncontrolling interests	19,908	16,123

Net income attributable to Canon Inc.	264,513	243,961

Notes to Consolidated Balance Sheet
<Notes to Consolidated Balance Sheet as of December 31, 2023>
1.	Accumulated depreciation:	3,088,649 million yen
2.

Accumulated other comprehensive income (loss) includes foreign currency translation adjustments, net unrealized gains and losses on securities, net gains and losses on derivative financial instruments and pension liability adjustments.

3.	Guarantee obligations for bank loans and others:	1,678 million yen
<Note to Per Share Information as of December 31, 2023>
	Canon Inc. shareholders’ equity per share	3,394.92 yen

Note to Consolidated Statement of Income
<Note to Per Share Information for the year ended December 31, 2023>
Net income attributable to Canon Inc. shareholders per share
	Basic	264.20 yen
	Diluted	264.08 yen

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Balance Sheets

	As of Dec. 31, 2023	As of Dec. 31, 2022 (Reference)

ASSETS

Current assets	671,351	665,557

Cash and deposits	43,845	33,159

Notes receivable	2,160	2,146

Accounts receivable	248,023	291,942

Finished goods	92,579	84,751

Work in process	105,592	93,682

Raw materials and supplies	7,791	8,723

Short-term loans receivable	93,367	67,232

Other current assets	77,994	83,922

Fixed assets	2,267,187	2,248,675

Property, plant and equipment, net	552,731	538,386

Buildings	305,256	302,255

Machinery	58,145	37,170

Vehicles	248	426

Tools and equipment	12,281	12,350

Land	150,227	150,534

Construction in progress	26,574	35,651

Intangible fixed assets	20,246	20,344

Software	14,531	13,979

Goodwill	3,945	4,255

Other intangibles	1,770	2,110

Investments and other assets	1,694,210	1,689,945

Investment securities	14,029	11,720

Shares in subsidiaries and associates	1,560,535	1,560,635

Capital contribution in subsidiaries and associates	37,453	37,453

Long-term pre-paid expenses	14,321	14,646

Deferred tax assets	61,444	60,069

Guarantee deposits	393	405

Other noncurrent assets	6,122	5,104

Allowances for bad debts	(87)	(87)

Total assets	2,938,538	2,914,232

(Millions of yen)

	As of Dec. 31, 2023	As of Dec. 31, 2022 (Reference)

LIABILITIES AND NET ASSETS

Current liabilities	1,322,689	1,535,084

Notes payable	98	55

Electronically recorded obligations-operating	24,454	30,168

Accounts payable	270,974	299,573

Short-term loans payable	883,620	1,066,655

Other payables	30,169	27,741

Accrued expenses	39,524	40,616

Accrued income taxes	22,947	21,672

Advances received	9,733	8,991

Accrued warranty expenses	5,353	5,902

Accrued bonuses for employees	5,198	6,124

Accrued directors’ bonuses	326	276

Other current liabilities	30,293	27,311

Noncurrent liabilities	23,973	38,045

Long-term advances received	-	7,757

Accrued pension and severance cost	20,776	26,630

Reserve for environmental provision	720	763

Accrued long service rewards for employees	1,337	1,536

Other noncurrent liabilities	1,140	1,359

Total liabilities	1,346,662	1,573,129

Shareholders’ equity	1,581,839	1,335,912

Common stock	174,762	174,762

Capital surplus	306,288	306,288

Additional paid-in capital	306,288	306,288

Retained earnings	2,459,053	2,113,209

Legal reserve	22,114	22,114

Other retained earnings	2,436,939	2,091,095

Reserve for deferral of capital gain on property	3,203	3,339

Special reserves	1,249,928	1,249,928

Retained earnings brought forward	1,183,808	837,828

Treasury stock	(1,358,264)	(1,258,347)

Valuation and translation adjustments	9,052	4,404

Net unrealized gains (losses) on securities	7,557	4,325

Net deferred gains (losses) on hedges	1,495	79

Subscription rights to shares	985	787
Total net assets	1,591,876	1,341,103

Total liabilities and net assets	2,938,538	2,914,232

Non-Consolidated Statements of Income	(Millions of yen)

	Year ended Dec. 31, 2023	Year ended Dec. 31, 2022 (Reference)
Net sales	1,668,007	1,739,820

Cost of sales	1,157,447	1,257,730

Gross profit	510,560	482,090

Selling, general and administrative expenses	376,399	361,292

Operating profit (loss)	134,161	120,798

Other income	432,995	159,587

Interest income	2,128	860

Dividend income	394,531	131,074

Rental income	18,644	19,457

Miscellaneous income	17,692	8,196

Other expenses	55,538	66,062

Interest expense	10,795	6,507

Depreciation of rental assets	15,348	16,355

Foreign exchange loss	24,203	39,058

Miscellaneous loss	5,192	4,142

Ordinary profit	511,618	214,323

Non-ordinary income	955	7,637

Gain on sales of fixed assets	944	221

Gain on sales of investment securities	11	-

Gain on sales of investments in associates	-	7,416

Non-ordinary loss	1,005	3,959

Loss on sales and disposal of fixed assets	909	574

Fine-related loss	-	3,346

Other	96	39

Income before income taxes	511,568	218,001

Income taxes - Current	38,228	27,423

- Deferred	(3,415)	(3,046)

Net income	476,755	193,624

Notes to Non-Consolidated Balance Sheet
<Notes to Non-Consolidated Balance Sheet as of December 31, 2023>
1.	Accumulated depreciation of property, plant and equipment
1,624,435 million yen
2.	Guarantees
	Mortgage bank loans for employees	230 million yen
3.	Receivable and payable for affiliated companies
	Receivables	362,414 million yen
	Payables	795,035 million yen
4.	Plan assets in the retirement benefit trust that are offset with the accrued pension and severance cost are as follows:

Severance Pay Plan Corporate Pension Plan	Accrued pension and severance cost before deduction of plan assets 46,148 million yen 66,223 million yen	Plan assets in the retirement benefit trust 29,385 million yen 62,211 million yen

<Note to Per Share Information as of December 31, 2023>
Net assets per share	1,610.54 yen

Notes to Non-Consolidated Statement of Income
<Notes to Non-Consolidated Statement of Income for the year ended December 31, 2023>
Transactions with affiliated companies
Sales	1,516,767 million yen
Purchase	1,114,981 million yen
Other transactions	437,628 million yen
<Note to Per Share Information for the year ended December 31, 2023>
Net income per share	476.12 yen

AUDIT REPORT OF ACCOUNTING AUDITOR ON CONSOLIDATED FINANCIAL STATEMENTS

(TRANSLATION)
INDEPENDENT AUDITOR’S REPORT

February 7, 2024
To the Board of Directors of
Canon Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

	Designated Engagement Partner,	Masayuki Yamada
Certified Public Accountant:

	Designated Engagement Partner,	Kenichi Takai
Certified Public Accountant:

	Designated Engagement Partner,	Susumu Nakamura
Certified Public Accountant:

	Designated Engagement Partner,	Hideaki Takagi
Certified Public Accountant:

Opinion

Pursuant to the fourth paragraph of Article 444 of the Companies Act, we have audited the consolidated financial statements of Canon Inc. and its consolidated subsidiaries (the “Group”), namely, the consolidated balance sheet as of December 31, 2023, and the consolidated statement of income and consolidated statement of equity for the fiscal year from January 1, 2023 to December 31, 2023, and the related notes.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2023, and its consolidated results of its operations for the year then ended in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the other information. The other information comprises the information included in the Business Report and the accompanying supplemental schedules.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Audit & Supervisory Board Members and the Audit & Supervisory Board for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America.

Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

 Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

 Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

 Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

 Evaluate whether the overall presentation and disclosures of the consolidated financial statements are in accordance with accounting standards prescribed pursuant to the provisions of the second sentence of the first paragraph of Article 120 of the Ordinance on Company Accounting which is applied mutatis mutandis pursuant to the third paragraph of Article 120-3 of the Ordinance on Company Accounting that omit a part of the disclosures required under accounting principles generally accepted in the United States of America, as well as the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

 Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with Audit & Supervisory Board members and the Audit & Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit & Supervisory Board members and the Audit & Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Group which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report as required by the Companies Act of Japan for the conveniences of the reader. The other information in “the accompanying supplemental schedules” referred to in the “Other Information” section of this English translation is not translated.

AUDIT REPORT OF ACCOUNTING AUDITOR

(TRANSLATION)
INDEPENDENT AUDITOR’S REPORT

February 7, 2024
To the Board of Directors of
Canon Inc.:

Deloitte Touche Tohmatsu LLC
Tokyo office

	Designated Engagement Partner,	Masayuki Yamada
Certified Public Accountant:

	Designated Engagement Partner,	Kenichi Takai
Certified Public Accountant:

	Designated Engagement Partner,	Susumu Nakamura
Certified Public Accountant:

Designated Engagement Partner,
	Certified Public Accountant:	Hideaki Takagi

Opinion

Pursuant to the first item, second paragraph of Article 436 of the Companies Act, we have audited the non-consolidated financial statements of Canon Inc. (the “Company”), namely, the non-consolidated balance sheet as of December 31, 2023, and the non-consolidated statement of income and non-consolidated statement of changes in net assets for the 123rd fiscal year from January 1, 2023 to December 31, 2023, and the related notes and the accompanying supplemental schedules.

In our opinion, the accompanying non-consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and its financial performance for the year then ended in accordance with accounting principles generally accepted in Japan.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in Japan. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Non-Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the provisions of the Code of Professional Ethics in Japan, and we have fulfilled our other ethical responsibilities as auditors. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the other information. The other information comprises the information included in the Business Report and the accompanying supplemental schedules.

Our opinion on the non-consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the non-consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the nonconsolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Audit & Supervisory Board Members and the Audit & Supervisory Board for the Non-Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the non-consolidated financial statements in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the non-consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern in accordance with accounting principles generally accepted in Japan.

Audit & Supervisory Board members and the Audit & Supervisory Board are responsible for overseeing the Directors’ execution of duties relating to the design and operating effectiveness of the controls over the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Non-Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the non-consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these non-consolidated financial statements.

As part of an audit in accordance with auditing standards generally accepted in Japan, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

 Identify and assess the risks of material misstatement of the non-consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks. The procedures selected depend on the auditor’s judgment. In addition, we obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion.

•

 Obtain, when performing risk assessment procedures, an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•

 Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the non-consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

 Evaluate whether the overall presentation and disclosures of the non-consolidated financial statements are in accordance with accounting principles generally accepted in Japan, as well as the overall presentation, structure and content of the non-consolidated financial statements, including the disclosures, and whether the non-consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with Audit & Supervisory Board members and the Audit & Supervisory Board regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide Audit & Supervisory Board members and the Audit & Supervisory Board with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Interest Required to Be Disclosed by the Certified Public Accountants Act of Japan

Our firm and its designated engagement partners do not have any interest in the Company which is required to be disclosed pursuant to the provisions of the Certified Public Accountants Act of Japan.

Notes to the Readers of Independent Auditor’s Report

This is an English translation of the independent auditor’s report as required by the Companies Act of Japan for the conveniences of the reader. “The accompanying supplemental schedules” referred to in the “Opinion” section of this English translation are not included in the attached financial documents. In addition, the other information in “the accompanying supplemental schedules” referred to in the “Other Information” section of this English translation is not translated.

AUDIT REPORT OF AUDIT & SUPERVISORY BOARD

Audit Report

Regarding the performance of duties by the Directors for the 123rd business term from January 1, 2023, to December 31, 2023, we have prepared this Audit Report upon deliberation based on the audit reports prepared by each Audit & Supervisory Board Member and hereby report as follows:

1.	Auditing Methods Employed by the Audit & Supervisory Board Members and Audit & Supervisory Board and Details of Such Audit
(1)

We established auditing policies, allocation of duties and other relevant matters, and received reports from each Audit & Supervisory Board Member regarding their execution of audits and results thereof, as well as reports from the Directors, other relevant personnel, and the Accounting Auditor regarding performance of their duties, and sought explanations as necessary.

(2)

Each Audit & Supervisory Board Member complied with the auditing standards of Audit & Supervisory Board Members established by the Audit & Supervisory Board, followed the auditing policies, allocation of duties, and other relevant matters, communicated with such as the Directors, the internal auditing and other employees, made efforts to establish the environment for collecting information and auditing, and conducted the audit by the following methods.

(i)

Each Audit & Supervisory Board Member participated in the meetings of the Board of Directors and other important meetings, received reports from such as the Directors and employees regarding performance of their duties, sought explanations as necessary, examined important authorized documents and associated information, and studied the operations and status of assets at the headquarters and principal offices. With respect to subsidiaries, we communicated and exchanged information with Directors and Audit & Supervisory Board Members of subsidiaries using method such as teleconferencing systems, Internet connections, etc., and received business reports from subsidiaries as necessary.

(ii)

We periodically received reports from Directors, employees and others, requested explanations as necessary, and expressed opinions, regarding the resolution of the Board of Directors on the establishment of following systems (Internal Control System) and the status of operation of the organized system based on such resolution, both of which are described in the business report;

i)	the system for ensuring that the performance of duties by the Directors conforms to the applicable laws and regulations and Articles of Incorporation, and
ii)

the system stipulated in Item 1 and Item 3, Article 100, of the Enforcement Regulations of the Corporation Law, which are necessary for ensuring the properness of operations of the enterprises consisting of the Company and its subsidiaries.

With respect to subsidiaries, we received reports from Directors and Audit & Supervisory Board Members of subsidiaries regarding the establishment of the systems above (Internal Control System) and the status of operation of the organized system as necessary.

(iii)

We monitored and verified whether the Accounting Auditor maintained their independence and implemented appropriate audits, and we received reports from the Accounting Auditor regarding the performance of their duties and sought explanations as necessary. In addition, we received notice from the Accounting Auditor that “System for ensuring that duties are performed properly” (matters set forth in each item of Article 131 of the Company Accounting Regulations) is organized in accordance with the “Quality Management Standards Regarding Audits” (Business Accounting Council) and other relevant standards, and sought explanations as necessary. The Audit & Supervisory Board Members consulted the Accounting Auditor on key audit matters for discussion, received reports on the execution of audits and, when necessary, requested explanations regarding such reports.

Based on the above methods, we examined the business report and the accompanying detailed statements, the financial statements (balance sheet, statement of income, statement of changes in net assets, and notes to non-consolidated financial statements) and the accompanying detailed statements as well as the consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of equity, and notes to consolidated financial statements) for this business term.

2.	Audit Results
(1)	Results of Audit of Business Report and Other Relevant Documents
(i)

We confirm that the business report and the accompanying detailed statements fairly represent the Company’s conditions in accordance with the related laws and regulations and Articles of Incorporation.

(ii)	We have found no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation with regard to the execution of duties by the Directors.
(iii)

We confirm that the content of the resolution of the Board of Directors regarding the Internal Control System is proper. In addition, we have found no matters on which to remark in regard to the description of the business report and the execution of duties by the Directors regarding the Internal Control System.

(2)	Results of Audit of Financial Statements and the Accompanying Detailed Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Deloitte Touche Tohmatsu LLC, are proper.

(3)	Results of Audit of Consolidated Financial Statements
We confirm that the methods and results of the audit conducted by the Accounting Auditor, Deloitte Touche Tohmatsu LLC, are proper.

February 8, 2024

Audit & Supervisory Board, Canon Inc.

Audit & Supervisory Board Member  Katsuhito Yanagibashi

Audit & Supervisory Board Member  Hideya Hatamochi

Audit & Supervisory Board Member  Yutaka Tanaka

Audit & Supervisory Board Member  Hiroshi Yoshida

Audit & Supervisory Board Member  Koichi Kashimoto

Note:

Audit & Supervisory Board Members, Yutaka Tanaka, Hiroshi Yoshida and Koichi Kashimoto are Outside Audit & Supervisory Board Members, as provided in Item 16, Article 2, and Paragraph 3, Article 335, of the Corporation Law.

REFERENCE

Sustainability Initiatives

Canon has been leading efforts to address environmental and social issues throughout the entire Group.

(1) Climate Change

Canon aims to achieve net zero CO2 emissions throughout the entire product life cycle by 2050. In 2023, GHG emissions reduction targets set by Canon Inc. were approved as science-based targets by the Science Based Targets initiative (SBTi), an international initiative to encourage companies to set greenhouse gas (GHG) emissions reduction targets on the basis of climate science. In line with SBTi criteria, Canon aims to reduce its own GHG emissions (Scope 1(*1), 2(*2)) by 42% in 2030 compared to 2022 levels, and to reduce emissions from the purchased goods and services and use of sold products (Scope 3(*3): Category 1, 11) by 25%, by reducing resources during development through the use of simulations without actual production, making products more compact and lighter, reducing power consumption, improving logistics efficiency, reducing power consumption in the production process, introducing renewable energy, and recycling products. Scope 1 and 2 were reduced by approximately 3.6%(*4) and Scope 3 was reduced by approximately 16%(*4) in 2023 compared to 2022. In addition, having set a group-wide environment target of achieving an average annual improvement of 3% in the index of lifecycle CO2 emissions per product unit, Canon has attained improvement of 44.4%(*5) (average annual improvement rate of 3.95%(*5)) as of 2023 compared with 2008. Canon discloses GHG emissions data which is covered by a third-party guarantee every year. Canon accepts the recommendations of the final report of the Task Force on Climate-related Financial Disclosures (TCFD). Based on these recommendations, Canon discloses key information related to climate change through its sustainability report and website. As a result of these initiatives, Canon was recognized by U.K.-based non-profit organization CDP in fiscal 2023 and was given an A score, which is the highest rating, in the field of climate change.

*1 Direct emissions produced by a business (fuel combustion, manufacturing processes, etc.)

*2 Indirect emissions arising from the use of electricity, heat, steam, etc. supplied by other companies

*3 Indirect emissions aside from those in Scope 1 and 2 (emissions from other companies associated with the business’s activities)

*4 Preliminary figures (including estimates)

*5 Preliminary figures (as of January 31, 2024)

(2) Resource Efficiency

In 1990, Canon launched its Toner Cartridge Recycling Program, the first such program in the industry. Canon pursues resource efficiency, thereby creating a circular recycling process. It has emphasized such initiatives as closed-loop recycling of toner cartridges and the remanufacturing of office multifunction devices, collecting them post-use and making them into products with good-as-new quality. In addition, Canon collects and refills used toner bottles and sells them in the European market. Currently, Canon has five sites conducting recycling, in Japan, the United States, Germany, France and China, and promotes initiatives aimed at circulating resources within the same regions where they are consumed. In 2023, Canon’s digital printing business, which handles MFDs and inkjet printers, set targets for the resource recycling ratio, which expresses the percentage of recycled materials and recycled products in the sales gross weight, aiming for 20% in 2025 and 50% in 2030.

Furthermore, as a Group-wide effort, Canon has been reducing materials for product packaging and eliminating polystyrene foam and switching to pulp mold to reduce the amount of single-use plastics, which face growing calls for elimination globally. In addition, Canon promotes reduction, reuse and recycling with respect to plastic waste generated at operational sites. The PowerShot V10, a vlog camera launched in 2023, has mostly eliminated single-use plastic for its cushioning and packaging materials.

(3) Respecting Human Rights

Recently, progress is being made on new legislation regarding investigations and disclosures concerning human rights, particularly in the United States and European nations. Respect for human rights is increasingly being considered a requirement for doing business. In accordance with this trend, Canon is strengthening such efforts. Specifically, the Canon Group has established the Canon Group Human Rights Policy, which expresses the Group’s commitment to respect and protect human rights. Based on the policy, it has enhanced its human-right initiatives, such as conducting human rights due diligence to identify human rights risks within Canon, instituting and operating a grievance mechanism for human rights infringement, conducting human rights awareness training through e-learning and other methods, engaging in dialogue with stakeholders, and visiting business partners to confirm their human rights situations firsthand. In 2023, Canon’s initiatives for human rights due diligence were featured on the websites of the International Labour Organization (ILO) and the Japan External Trade Organization (JETRO). Canon is advancing awareness and educational efforts by expanding the scope of its e-learning to overseas Group companies. Moreover, as a participant in The Responsible Business Alliance (RBA), a corporate alliance that promotes social responsibility in global supply chains, Canon is committed to identifying and reducing risks within the supply chain.

Going forward, Canon will continue to facilitate solutions to social challenges by actively helping achieve a sustainable society through all of its corporate activities.

REFERENCE

Topics

Canon EXPO 2023

In October 2023, Canon EXPO 2023, an event hosted by the Company, was held for the first time in eight years.

Through exhibits on the latest products and services, the technology that supports them and solutions that contribute to society, this event showcased the Canon Group that has been reborn by adapting to the needs of the times and the changes in the business environment, making significant changes in its business portfolio. The event also presented the potential for co-creation with our partners to apply and develop the seeds of innovation generated from a holistic (comprehensive) development environment in new business fields.

Going forward, we will deliver the exhibited products, technology and solutions to the markets as scheduled to meet the expectations of our stakeholders.

Agreement on a Research Partnership with Cleveland Clinic

The Company aims to contribute to the progress of medicine by strengthening its competitiveness in the medical imaging field, including CT, MRI, and ultrasound diagnostic equipment business, and expanding its business field pertaining to healthcare IT and in-vitro diagnostics.

In November 2023, the Company agreed on a strategic research partnership with Cleveland Clinic Foundation (hereinafter “Cleveland Clinic”) in the United States to develop innovative imaging and healthcare IT technologies aimed at improving medical treatment and services for patients. The research brings together a cross-functional team of experts, including clinical scientists, researchers, and engineers to promote the development of state-of-the-art imaging technologies. The team will conduct research on fields including cardiology, neurology and musculoskeletal medicine and will have three major components – pre-clinical imaging, human imaging and image analysis. The Company also plans to establish a comprehensive imaging research center on a site adjacent to the Cleveland Clinic.

Through these initiatives, Canon will continue to provide solutions and technologies that meet the expectations of medical professionals and patients.

TO OUR SHAREHOLDERS

MATTERS OMITTED

FROM THE NOTICE OF CONVOCATION OF

THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

FOR THE 123RD BUSINESS TERM

BUSINESS REPORT

Canon Group Global Network

Stock Acquisition Rights, etc. of the Company

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Equity

Notes to Consolidated Financial Statements

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Statement of Changes in Net Assets

Notes to Non-Consolidated Financial Statements

CANON INC.

BUSINESS REPORT

Canon Group Global Network

Major Domestic Bases

Canon Inc.	R&D, Manufacturing and Marketing	Manufacturing
Headquarters [Tokyo]	Canon Electronics Inc. [Saitama Pref.]	Oita Canon Inc. [Oita Pref.]
Yako Office [Kanagawa Pref.]	Canon Finetech Nisca Inc. [Saitama Pref.]	Nagasaki Canon Inc. [Nagasaki Pref.]
Kawasaki Office [Kanagawa Pref.]	Canon Precision Inc. [Aomori Pref.]	Canon Chemicals Inc. [Ibaraki Pref.]
Tamagawa Office [Kanagawa Pref.]	Canon Components, Inc. [Saitama Pref.]	Oita Canon Materials Inc. [Oita Pref.]
Kosugi Office [Kanagawa Pref.]	Canon ANELVA Corporation [Kanagawa Pref.]	Fukushima Canon Inc. [Fukushima Pref.]
Hiratsuka Plant [Kanagawa Pref.]	Canon Machinery Inc. [Shiga Pref.]	Nagahama Canon Inc. [Shiga Pref.]
Ayase Plant [Kanagawa Pref.]	Canon Tokki Corporation [Niigata Pref.]	Miyazaki Canon Inc. [Miyazaki Pref.]
Fuji-Susono Research Park [Shizuoka Pref.]	Canon Medical Systems Corporation [Tochigi Pref.]	Marketing
Utsunomiya Office [Tochigi Pref.]	Canon Semiconductor Equipment Inc. [Ibaraki Pref.]	Canon Marketing Japan Inc. [Tokyo]
Toride Plant [Ibaraki Pref.]		Canon System & Support Inc. [Tokyo]
Ami Plant [Ibaraki Pref.]		R&D
Oita Plant [Oita Pref.]		Canon IT Solutions Inc. [Tokyo]

Major Overseas Bases

Americas	Asia, Oceania
Marketing	Marketing
Canon U.S.A., Inc. [U.S.A.]	Canon (China) Co., Ltd. [China]
Canon Solutions America, Inc. [U.S.A.]	Canon Hongkong Co., Ltd. [Hong Kong]
Canon Canada Inc. [Canada]	Canon Singapore Pte. Ltd. [Singapore]
Canon Mexicana, S.de R.L. de C.V. [Mexico]	Canon India Pvt. Ltd. [India]
Canon do Brasil Indústria e Comércio Ltda. [Brazil]	Canon Australia Pty. Ltd. [Australia]
Canon Medical Systems USA, Inc. [U.S.A.]	Manufacturing
Manufacturing	Canon Dalian Business Machines, Inc. [China]
Canon Virginia, Inc. [U.S.A.]	Canon Zhongshan Business Machines Co., Ltd. [China]
R&D	Canon (Suzhou) Inc. [China]
Canon Nanotechnologies, Inc. [U.S.A.]	Canon Inc., Taiwan [Taiwan]
Canon Hi-Tech (Thailand) Ltd. [Thailand]
Europe, Middle East, Africa	Canon Prachinburi (Thailand) Ltd. [Thailand] Canon Vietnam Co., Ltd. [Vietnam] Canon Opto (Malaysia) Sdn.Bhd. [Malaysia] Canon Business Machines (Philippines), Inc. [Philippines]
Marketing
Canon Europa N.V. [Netherlands]
Canon Europe Ltd. [U.K.]
Canon (UK) Ltd. [U.K.]
Canon France S.A.S. [France]
Canon Deutschland GmbH [Germany]
Canon Middle East FZ-LLC [U.A.E.]
Canon South Africa (Pty) Ltd. [South Africa]
Manufacturing
Canon Bretagne S.A.S. [France]
Canon Production Printing Netherlands B.V. [Netherlands]
R&D
Canon Research Centre France S.A.S. [France]
R&D, Manufacturing and Marketing
Axis Communications AB [Sweden]

1

Stock Acquisition Rights, etc. of the Company

Stock Acquisition Rights, etc. Delivered as Compensation for Execution of Duties That Are Held by the Directors of the Company as of the End of This Term

1.	Name
Stock Acquisition Rights issued in May of 2018
2.	Price to Be Paid In (per Stock Acquisition Right)
294,800 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
May 2, 2018 to May 1, 2048
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	113	Common stock	11,300 shares
Executive Vice President	2 persons	90	Common stock	9,000 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2019
2.	Price to Be Paid In (per Stock Acquisition Right)
228,100 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 27, 2019 to April 26, 2049
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	292	Common stock	29,200 shares
Executive Vice President	2 persons	151	Common stock	15,100 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in May of 2020
2.	Price to Be Paid In (per Stock Acquisition Right)
145,900 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
May 2, 2020 to May 1, 2050
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	226	Common stock	22,600 shares
Executive Vice President	2 persons	135	Common stock	13,500 shares

2

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2021
2.	Price to Be Paid In (per Stock Acquisition Right)
222,700 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 29, 2021 to April 28, 2051
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	101	Common stock	10,100 shares
Executive Vice President	2 persons	60	Common stock	6,000 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2022
2.	Price to Be Paid In (per Stock Acquisition Right)
254,100 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 29, 2022 to April 28, 2052
5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	122	Common stock	12,200 shares
Executive Vice President	2 persons	113	Common stock	11,300 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2023
2.	Price to Be Paid In (per Stock Acquisition Right)
279,900 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 29, 2023 to April 28, 2053

3

5.	Holder, Number of Holders, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Chairman & CEO	1 person	134	Common stock	13,400 shares
Executive Vice President	2 persons	125	Common stock	12,500 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

Note: Each of the above Stock Acquisition Rights is not allotted to Outside Directors and Audit & Supervisory Board Members.

Stock Acquisition Rights, etc. Delivered During This Term to the Executive Officers of the Company as Compensation for Execution of Duties

1.	Name
Stock Acquisition Rights issued in March of 2023
2.	Price to Be Paid In (per Stock Acquisition Right)
244,500 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
March 28, 2023 to March 27, 2053
5.	Grantee, Number of Grantees, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Senior Managing Executive Officer	1 person	93	Common stock	9,300 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

1.	Name
Stock Acquisition Rights issued in April of 2023
2.	Price to Be Paid In (per Stock Acquisition Right)
279,900 yen
3.	Exercise Price (per Share)
1 yen
4.	Exercise Period
April 29, 2023 to April 28, 2053
5.	Grantee, Number of Grantees, Number of Stock Acquisition Rights, and Class and Number of Shares to Be Acquired

Senior Managing Executive Officer	10 persons	321	Common stock	32,100 shares
Managing Executive Officer	8 persons	138	Common stock	13,800 shares
Executive Officer	14 persons	122	Common stock	12,200 shares

6.	Main Conditions for the Exercise of Stock Acquisition Rights
In principle,
(i)

those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a Director or an Executive Officer of the Company, and

(ii)

in the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

4

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Equity	(Millions of yen) (For the year ended December 31, 2023)

	Common stock	Additional paid-in capital	Retained earnings			Accumulated other comprehensive income (loss)	Treasury stock	Total Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity
			Legal reserve	Other retained earnings	Total retained earnings
Balance at December 31, 2022	174,762	404,838	64,509	3,664,735	3,729,244	62,623	(1,258,362)	3,113,105	235,925	3,349,030
Equity transactions with noncontrolling interests and other		158	(3,534)	3,534	-			158	(97)	61
Dividends to Canon Inc. shareholders				(130,870)	(130,870)			(130,870)		(130,870)
Dividends to noncontrolling interests									(7,495)	(7,495)
Transfers to legal reserve			659	(659)	-			-		-
Comprehensive income (loss):
Net income				264,513	264,513			264,513	19,908	284,421
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments						183,650		183,650	1,186	184,836
Net unrealized gains and losses on securities						60		60		60
Net gains and losses on derivative instruments						1,352		1,352	42	1,394
Pension liability adjustments						21,073		21,073	3,216	24,289
Total comprehensive income (loss)								470,648	24,352	495,000
Repurchases and reissuance of treasury stock		(61)		(41)	(41)		(99,917)	(100,019)		(100,019)
Balance at December 31, 2023	174,762	404,935	61,634	3,801,212	3,862,846	268,758	(1,358,279)	3,353,022	252,685	3,605,707

<Notes to Consolidated Statement of Equity>
1. Number of issued shares as of December 31, 2023 1,333,763,464 shares
2. Payment for dividends
(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 30, 2023 Ordinary general meeting of shareholders	Common stock	60,931	60.00	December 31, 2022	March 31, 2023
July 27, 2023 Board of directors’ meeting	Common stock	69,939	70.00	June 30, 2023	August 25, 2023

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 28, 2024 Ordinary general meeting of shareholders	Common stock	69,146	Retained earnings	70.00	December 31, 2023	March 29, 2024

3. Number of treasury shares for exercisable stock options as of December 31, 2023

 Common stock  418,200 shares

5

Notes to Consolidated Financial Statements

<Notes to Basic Significant Matters Regarding Preparation of Consolidated Financial Statements>

Significant Accounting Policies

1.	Principles of Consolidation and Investments Accounted for by the Equity Method

The number of consolidated subsidiaries was 336, and the number of affiliated companies accounted for by the equity method was 10 as of December 31, 2023.

2. Basis of Presenting Consolidated Financial Statements

The consolidated financial statements of Canon Inc. (“Canon”) are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) pursuant to the provision of paragraph 1, Article 120-3 of the Ordinance on Company Accounting. However, certain disclosures required under US GAAP are omitted pursuant to the provision of the latter part of paragraph 1, Article 120, as applied mutatis mutandis pursuant to paragraph 3, Article 120-3.

3. Cash Equivalents

All highly liquid investments acquired with original maturities of three months or less from the date of purchase are considered to be cash equivalents.

4. Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect at the balance sheet date. Exchange differences are charged or credited to income. Assets and liabilities of subsidiaries located outside Japan are translated into Japanese yen at the rates of exchange in effect at the balance sheet date and income and expense items are translated at the average exchange rates prevailing during the year. The resulting translation adjustments are reported in other comprehensive income (loss).

5. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the average method for domestic inventories and principally the first-in, first-out method for overseas inventories.

6. Investments

In accordance with the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 320 “Investments-Debt Securities” and 321 “Investments-Equity Securities”, equity securities that are not consolidated or accounted for under the equity method and available-for-sale debt securities are measured at fair value. Changes in fair value are recognized in net income for equity securities, and recognized in other comprehensive income for available-for-sale debt securities. Realized gains and losses are determined based on the average cost method.

7. Depreciation Methods of Property, Plant and Equipment

Property, plant and equipment are depreciated principally by the declining-balance method.

8. Goodwill and Other Intangible Assets

In accordance with ASC 350 “Intangibles – Goodwill and Other”, goodwill and other intangible assets with indefinite useful lives are not amortized, but are instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. Intangible assets with finite useful lives are amortized over the respective estimated useful lives. Software, patents and developed technology, and customer relationships are amortized using the straight-line method over the estimated useful lives, which range primarily from 3 years to 8 years for software, 9 years to 21 years for patents and developed technology and 14 years to 16 years for customer relationships.

9. Impairment of Long-Lived Assets

In accordance with ASC 360 “Property, Plant, and Equipment”, long-lived assets, such as property, plant and equipment, and acquired intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated sum of undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

10. Basis of Recording Allowances

(Allowance for credit losses)

In accordance with ASC 326 “Financial Instruments – Credit Losses”, an allowance for credit losses for trade and lease receivables is maintained for all customers based on a current expected credit loss model.

(Accrued pension and severance cost)

In accordance with ASC 715 “Compensation – Retirement Benefits”, pension and severance cost are accrued based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. Unrecognized actuarial gain or loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over the average remaining service period of employees. Unrecognized prior service cost or credit is amortized using the straight-line method over the average remaining service period of employees.

11. Accounting of Taxes Collected from Customers

Taxes collected from customers and remitted to governmental authorities are excluded from revenues, cost and expenses in the consolidated statements of income.

12. Stock-Based Compensation

Canon measures stock-based compensation cost at the grant date, based on the fair value of the award, and recognizes the cost on a straight-line basis over the requisite service period.

6

13. Net Income Attributable to Canon Inc. Shareholders Per Share

Basic net income attributable to Canon Inc. shareholders per share is computed by dividing net income attributable to Canon Inc. shareholders by the weighted-average number of common shares outstanding during each year. Diluted net income attributable to Canon Inc. shareholders per share includes the effect from potential issuance of common stock based on the assumptions that all stock options were exercised.

14. Standards of Accounting for Revenues and Expenses

Canon generates revenue mainly through the sale of products of the Printing Business Unit, the Medical Business Unit, the Imaging Business Unit and the Industrial Business Unit, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services. For further information, please refer to <Notes to Revenue Recognition>.

15. Reclassifications

Certain reclassifications to the prior year’s consolidated financial statements have been made to conform to the presentation for the current year.

<Note to Changes in Accounting Policies>

In October 2021, ASU No. 2021-08, “Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”-ASC 805 (“Business Combinations”), was issued by the Financial Accounting Standards Board (“FASB”). The standard requires us to apply ASC 606 “Revenue from Contracts with Customers” to recognize and measure contract assets and contract liabilities acquired in a business combination. Canon adopted the standard from annual reporting periods beginning January 1, 2023. The adoption of this standard did not have a material impact on its consolidated results of operations and financial condition.

<Notes to Accounting Estimates>

The following item is recorded based on the amount using accounting estimates, which may have significant impacts on the consolidated financial statements for the following fiscal year.

Impairment of Goodwill

1.	Amounts included in the current year consolidated balance sheet

Goodwill in the current year Consolidated Financial Statements was ¥1,045,400 million.

2.	Other information that contributes to the Consolidated Financial Statements users’ understanding

Goodwill is not amortized, but is instead tested for impairment annually in the fourth quarter of each year, or more frequently if indicators of potential impairment exist. All goodwill is allocated to the reporting units. If the carrying amount allocated to the reporting unit exceeds the fair value of the reporting unit, Canon recognizes an impairment charge in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.

Fair value of a reporting unit is determined primarily based on the discounted cash flow analysis which involves estimates of projected future cash flows and discount rates. Estimates of projected future cash flows are primarily based on Canon’s forecast of future growth rates. Estimates of discount rates are determined based on the weighted average cost of capital, which considers primarily market and industry data as well as specific risk factors. Canon has completed its impairment test and determined that there were no reporting units that failed the impairment test as the fair value of each reporting unit exceeded its respective carrying amount. As a result, a future reduction in cash flows of the related business, could trigger an impairment and may have a significant impact on the Consolidated Financial Statements for the following fiscal year.

A significant amount of goodwill was allocated to the Medical Reporting Unit, which was ¥565,687 million in the consolidated balance sheet for the current fiscal year. Future cash flows for the Medical Reporting Unit were based on a mid-term management plan that took into account the future market growth of medical equipment and economic growth in areas where Canon operates its medical business.

<Notes to Financial Instruments>

1. Status of Financial Instruments

Canon invests in low risk and short-term financial instruments.

Canon has certain financial instruments such as trade receivables and securities. Canon reduces the customer credit risk related to trade receivables in accordance with its credit management policy. No single customer accounted for more than 10 percent of consolidated trade receivables as of December 31, 2023. Securities consist primarily of equity securities of the companies with which Canon has a business relationship. Derivative financial instruments are comprised principally of foreign exchange contracts to reduce the variable risk of foreign exchange rate. Canon does not hold or issue derivative financial instruments for speculative purposes.

2. Fair Value of Financial Instruments

The estimated fair values of Canon’s financial instruments as of December 31, 2023 are set forth below. The following summary excludes cash and cash equivalents except for certain highly liquid investments acquired with original maturities of three months or less, trade receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses. The fair values of these instruments approximate their carrying amounts. The following summary excludes non-marketable equity securities without readily determinable fair value at cost (balance sheet amount ¥10,282 million).

7

(Millions of yen)

	Carrying amount	Estimated fair value	Difference
Cash and cash equivalents	2,073	2,073	-
Short-term investments:
Available-for-sale:
Corporate bonds	884	884	-
Investments:
Available-for-sale:
Corporate bonds	8,279	8,279	-
Fund trusts and others	808	808	-
Equity securities	27,283	27,283	-
Long-term debt, including current portion	(161)	(161)	-
Prepaid expenses and other current assets:
Derivatives	3,900	3,900	-
Other current liabilities:
Derivatives	(928)	(928)	-

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in 3. Breakdown of Fair Value of Financial Instruments by Levels.

3. Breakdown of Fair Value of Financial Instruments by Levels

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 –	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 –

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 –

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at December 31, 2023.

(Millions of yen)

	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	2,073	-	2,073
Short-term investments:
Available-for-sale:
Corporate bonds	-	884	-	884
Investments:
Available-for-sale:
Corporate bonds	-	8,279	-	8,279
Fund trusts and others	351	457	-	808
Equity securities	27,283	-	-	27,283
Prepaid expenses and other current assets:
Derivatives	-	3,900	-	3,900

Total assets	27,634	15,593	-	43,227

Liabilities:
Other current liabilities:
Derivatives	-	(928)	-	(928)

Total liabilities	-	(928)	-	(928)

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 assets and liabilities are comprised principally of corporate bonds included in cash and cash equivalents, investments or short-term investments, and derivatives. Corporate bonds included in cash and cash equivalents, and investments or short-term investments are valued using quoted prices for identical assets in markets that are not active or quotes obtained from counterparties or third parties.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

There were no significant assets or liabilities to be measured at fair value on a nonrecurring basis during the year ended December 31, 2023.

<Note to Real Estate for Rent and Others>

There were no significant items.

8

<Notes to Revenue Recognition>

1. Disaggregated revenue

Disaggregated revenue by timing for each segment for the years ended December 31, 2023 is as follows:

(Millions of yen)

	Printing	Medical	Imaging	Industrial	Others and Corporate	Eliminations	Consolidated
Revenue recognized at a point in time	1,703,204	377,979	852,580	251,042	178,349	(85,019)	3,278,135
Revenue recognized over time	642,872	175,801	9,045	63,677	11,442	—	902,837

Total	2,346,076	553,780	861,625	314,719	189,791	(85,019)	4,180,972

Revenue recognized over time includes primarily revenue from maintenance service in the products of the Printing Business Unit and the Medical Business Unit and sales of certain equipment of the Industrial Business Unit which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date.

2. Fundamental information for understanding revenue

Revenue from sales of products of the Printing Business Unit, such as office MFDs, laser printers and inkjet printers, and the Imaging Business Unit, such as digital cameras, is primarily recognized at a point in time upon shipment or delivery, depending upon when the customer obtains controls of these products.

Revenue from sales of equipment of the Medical Business Unit and the Industrial Business Unit that are sold with customer acceptance provisions related to their functionality, including certain medical equipment such as CT systems and MRI systems, and lithography equipment such as semiconductor and FPD lithography equipment, is recognized at a point in time when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied and confirmed.

Most of Canon’s service revenue is generated from maintenance service in the products of the Printing Business Unit and the Medical Business Unit which is recognized over time. For the service contracts of the Printing Business Unit, the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount which frequently include the provision of consumables as well as break fix activities. The majority portion of service revenue from the products of the Printing Business Unit is recognized as billed since the invoiced amount directly correlates with the value to the customer of the underlying performance obligation to date. For the service contracts of the Medical Business Unit, the customer typically pays a stated fixed fee for the stand ready maintenance service and revenue is recognized ratably over the contract period.

The majority of service arrangements for the products are executed in combination with related products. Transaction prices for products and services need to be allocated to each performance obligation on a relative standalone selling price basis where judgements are required. Canon estimates the standalone selling price using a range of prices that would meet the allocation objective based on all the information that is reasonably available including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range then the revenue is subject to allocation based on the estimated standalone selling prices. Canon recognizes the incremental costs of obtaining a contract as an expense when related products of the Printing Business Unit are sold.

Revenue from sales of certain industrial equipment which do not have alternative use and for which Canon has enforceable right to payment to the customers for the performance completed to date is recognized over time with progress towards completion measured using the cost based input method as the basis to recognize revenue and an estimated margin. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses become evident. Changes in job performance, job conditions, estimated margin and final contract settlements may result in revisions to projected costs and revenue and are recognized in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. Factors that may affect future project costs and margins include, production efficiencies, availability and costs of labor and materials. These factors can impact the accuracy of Canon’s estimates and materially impact future reported revenue and cost of sales.

The transaction prices that Canon is entitled to receive in exchange for transferring goods or services to the customer include certain forms of variable consideration, including product discounts, customer promotions and volume-based rebates mainly for the products of the Imaging Business Unit, which are sold predominantly through distributors and retailers. Canon includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable considerations are estimated based upon historical trends and other known factors at the time of sale, and are subsequently adjusted in each period based on current information. In addition, Canon may provide a right of return on its products for a short time period after a sale. These rights are accounted for as variable consideration when determining the transaction price, and accordingly Canon recognizes revenue based on the estimated amount to which Canon expects to be entitled after considering expected returns.

Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

3. Information to understand the amount of revenue in 2023 and 2024 and onward

Canon recognizes contract assets primarily for unbilled receivables mainly arising from services contracts for the products of the Printing Business Unit. Contract assets are reclassified to trade receivables when they are billed under the terms of the contract. The difference between the opening and closing balances of contract assets primarily results from the timing difference of Canon`s performance and billing to customers. Contract assets at December 31, 2023 were ¥45,354 million, and are included in prepaid expenses and other current assets in the consolidated balance sheets.

9

Canon typically bills to the customer when the performance obligation is satisfied and collects the payment in relatively short term except for certain maintenance service of the products of the Printing Business Unit and the Medical Business Unit and certain industrial equipment for which Canon occasionally receives the payment in advance from customers. The amount received in excess of revenue recognized is recorded as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at December 31, 2023 was ¥141,578 million, and is included in other current liabilities and other non-current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the year ended December 31, 2023, which had been included in the deferred revenue balance at December 31, 2022, was ¥115,182 million.

Remaining performance obligations for products and equipment at December 31, 2023 primarily arise from the sales of certain industrial equipment, amounting to ¥202,674 million, 69% of which is expected to be recognized as revenue within one year, 29% within two years and the remaining 2% within three years. Disclosure of remaining performance obligations is not required for the majority of services since the related revenue is recognized on an as billed basis applying the right to invoice practical expedient or is generated from the contracts with original expected duration of less than one year. Service revenue recognized from the fixed maintenance service contracts for the products of the Printing Business Unit and the Medical Business Unit with original expected duration of more than one year is ¥73,896 million for the year ended December 31, 2023 and the average remaining period for these fixed contracts at December 31, 2023 is about 2 years.

<Notes to Business Combination>

On July 3, 2023, Canon Medical Systems Corporation, a subsidiary of Canon, acquired 100% of the issued shares of Minaris Medical Co., Ltd. and Minaris Medical America, Inc., (hereinafter referred to collectively as “Minaris Medical”) from Resonac Corporation for cash consideration of ¥33,418 million.

In the medical business, Canon is working to strengthen its core business of diagnostic imaging systems, while also working to expand into areas such as healthcare IT and in-vitro diagnostics. This acquisition will allow synergy between Minaris Medical’s diverse solutions in the in-vitro diagnostics business, and Canon’s technologies in the fields of automated biochemical analyzers, diagnostic imaging, and healthcare IT. By leveraging this synergy, Canon will be able to provide added value to meet the demands of the market.

The acquisition was accounted for using the acquisition method of accounting. Acquisition-related costs were expensed as incurred and were not material. The estimated fair values of the purchase price of the assets acquired and liabilities assumed at the acquisition date were ¥8,394 million for intangible assets, ¥14,614 million for current assets and noncurrent assets (excluding the intangible assets) and ¥7,432 million for liabilities. The residual amount of ¥17,842 million was recorded as goodwill.

On October 2, 2023, Canon Marketing Japan Inc., a subsidiary of Canon, acquired 93.10% of the issued shares of Tokyo Nissan Computer System Co., Ltd. (currently, TCS Co., Ltd., changed the company name on November 1, 2023) excluding treasury stock through a public tender offer for cash consideration of ¥10,249 million in order to expand its IT solution business. In addition, on November 1, 2023, it acquired 6.90% of the issued shares of the acquired company through squeeze out so that the acquired company became its wholly owned subsidiary company for a total cash consideration of ¥11,009 million.

The acquisition was accounted for using the acquisition method of accounting. Acquisition-related costs were expensed as incurred and were not material. The estimated fair values of the purchase price of the assets acquired and liabilities assumed at the acquisition date were ¥3,841 million for intangible assets, ¥5,183 million for current assets and noncurrent assets (excluding the intangible assets) and ¥2,594 million for liabilities. The residual amount of ¥4,579 million was recorded as goodwill.

<Notes to Subsequent Event>

On January 4, 2024, Canon borrowed ¥140 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

On January 29, 2024, the Board of Directors of Canon Marketing Japan Inc., a subsidiary of Canon, approved a plan to establish a corporate venture capital fund, Canon Marketing Japan MIRAI Fund, for the purpose of accelerating open innovation with startups that possess cutting-edge technologies and business ideas. The Canon Marketing Japan MIRAI Fund will be invested by Canon Marketing Japan Inc. and Global Brain Corporation for ¥10 billion over the planned 10 year investment period. The investment ratio is 99.5% and 0.5%, respectively.

On January 30, 2024, the Board of Directors of Canon approved a plan to repurchase its own shares under the Article 156, as applied pursuant to Paragraph 3, Article 165, of the Companies Act of Japan, as follows.

1. Reason for repurchase:

Canon decided to acquire its own shares with the aim of further improving its corporate value through active growth investment and enhancing shareholder returns by improving capital efficiency. As a part of this approach for shareholder returns, Canon passed a resolution to acquire its own shares.

2. Total number of shares to be repurchased:

Up to 33 million shares

3. Total cost of repurchase:

Up to ¥100 billion

4. Period of repurchase:

From February 1, 2024 to January 31, 2025

10

NON-CONSOLIDATED FINANCIAL STATEMENTS

Non-Consolidated Statement of Changes in Net Assets	(Millions of yen) (For the year ended December 31, 2023)

	Shareholders’ equity								Valuation and translation adjustments		Subscription rights to shares	Total net assets
		Capital surplus	Retained earnings				Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on securities	Net deferred gains (losses) on hedges
				Other retained earnings
	Common stock	Additional paid-in capital	Legal reserve	Reserve for deferral of capital gain on property	Special reserves	Retained earnings brought forward
Balance at the beginning of current period	174,762	306,288	22,114	3,339	1,249,928	837,828	(1,258,347)	1,335,912	4,325	79	787	1,341,103
Changes of items during the period
Transfer to reserve for deferral of capital gain on property								-				-
Reversal of reserve for deferral of capital gain on property				(136)		136		-				-
Dividends paid						(130,870)		(130,870)				(130,870)
Net income						476,755		476,755				476,755
Purchase of treasury stock							(100,019)	(100,019)				(100,019)
Disposal of treasury stock						(41)	102	61				61
Net changes of items other than shareholders’ equity								-	3,232	1,416	198	4,846
Total changes of items during the period	-	-	-	(136)	-	345,980	(99,917)	245,927	3,232	1,416	198	250,773
Balance at the end of current period	174,762	306,288	22,114	3,203	1,249,928	1,183,808	(1,358,264)	1,581,839	7,557	1,495	985	1,591,876

<Notes to Non-Consolidated Statement of Changes in Net Assets>
1. Number of issued shares as of December 31, 2023 1,333,763,464 shares
2. Classes and shares of treasury stock	(Shares)

Classes of stock	Balance at the beginning of current period	Increase	Decrease	Balance at the end of current period
Common stock	318,250,096	27,740,521	25,865	345,964,752

(Reason for change)

The increase of shares reflects the acquisition of 27,734,700 shares as approved by the resolution of the board of director’s meeting, and 5,821 shares of the purchase of shares less-than-one-unit, requested by shareholders.

The decrease of shares reflects the transfer of exercise of 25,700 shares of stock options, and 165 shares of the sale of shares less-than-one-unit, requested by shareholders.

3. Payment for dividends

(1) Amount of dividends paid

Decision	Classes of stock	Cash dividend (Millions of yen)	Dividend per share (yen)	Record date	Effective date
March 30, 2023 Ordinary general meeting of shareholders	Common stock	60,931	60.00	December 31, 2022	March 31, 2023
July 27, 2023 Board of directors’ meeting	Common stock	69,939	70.00	June 30, 2023	August 25, 2023

(2) Dividends whose record date is included in the current fiscal year and effective date is after the current fiscal year-end.

Scheduled	Classes of stock	Cash dividend (Millions of yen)	A source of dividend	Dividend per share (yen)	Record date	Effective date
March 28, 2024 Ordinary general meeting of shareholders	Common stock	69,146	Retained earnings	70.00	December 31, 2023	March 29, 2024

4. Number of treasury shares for exercisable stock options as of December 31, 2023

 Common stock  418,200 shares

11

Notes to Non-Consolidated Financial Statements

<Notes to Significant Accounting Policies>

1. Valuation of Securities

(1)	Shares in subsidiaries and affiliates----stated at cost based on the moving average method.
(2)	Other securities:

Other than non-marketable equity securities----stated at fair value (unrealized gains and losses are reported in valuation and translation adjustments, realized gains and losses are measured based on the moving average cost method).

Non-marketable equity securities----stated at cost using the moving average method.

2. Valuation of Inventories

Inventories valued at cost using the periodic average method (amount shown in the balance sheet is reported at lower of cost or market).

3. Depreciation Method of Fixed Assets

(1)

Property, plant and equipment (excluding lease assets)----calculated by the declining-balance method. For buildings (excluding fixtures) acquired on or after April 1, 1998, depreciation is calculated by the straight-line method.

(2)

Intangible fixed assets----calculated by the straight-line method. With regard to software for sale, calculated based on the estimated marketable period in consideration of projected future revenue of the relevant products of the relevant products (3 years), and with regard to internal-use software, calculated based on the estimated useful period in Canon Inc. (“Canon”) (5 years). Goodwill is amortized using the straight-line method over 20 years based on the estimated period for each acquired business during which the excess earning power is maintained.

(3)	Lease assets----calculated by the straight-line method. The contractual lease period is determined as the useful life of each lease asset.

4. Basis of Recording Allowances

(1)	Allowances for bad debts——provided as provision for estimated uncollectible receivables.
----General accounts
Allowances are provided using a rate determined by credit loss history.

----Allowance for accounts considered to be uncollectible and accounts in bankruptcy filing are provided for the individual estimated uncollectible amounts, primarily determined based on the respective customer’s financial conditions.

(2)	Accrued warranty expenses----provided as general provision for after-sales services and free-of-charge repair service costs on an estimated amount based on the historical costs.
(3)	Accrued bonuses for employees----provided as general provision for bonuses to employees based on an amount expected to be paid.
(4)	Accrued directors’ bonuses----provided as general provision for bonuses to directors based on an amount expected to be paid.
(5)

Accrued pension and severance cost----provided as general provision for employee retirement and severance benefits based on projected benefit obligation and plan assets as of December 31, 2023. In calculating retirement benefit obligations, the method of attributing estimated retirement benefits to the period up to the current fiscal year is based on the benefit formula basis. Prior service cost is expensed using the straight-line method over the average remaining service period of employees at the time the cost is incurred. Actuarial gains and losses are expensed using the straight-line method over the average remaining service periods of employees from the following year when costs are incurred.

(6)

Reserve for environmental provision----provided as general provision for the future environmental-related cost, such as construction costs to prevent the proliferation of soil pollution, and also clean-up costs of hazardous substances based on the related regulations.

(7)	Accrued long-service rewards for employees----provided as general provision for rewards to long-service employees in accordance with management policy based on an amount expected to be paid.

5. Standards of Accounting for Revenues and Expenses

Canon provides products, consumables and product-related services primarily in each segment: Printing Business Unit, Medical Business Unit, Imaging Business Unit and Industrial Business Unit.

For sales of products and consumables and rendering of services, the performance obligations are identified based on contracts with customers.

Revenue is recognized primarily at a point in time upon shipment or delivery for products that do not require installation at the time of delivery to customers, and at a point in time upon installation and acceptance for products that require installation, as Canon determines that the customer has gained control over the products and that the performance obligations have been satisfied.

For the services, if the performance obligation is satisfied at a point in time upon, revenue is recognized at the point when the services are completed. If the performance obligation is satisfied over time, revenue is recognized over the period during which services are rendered.

The transaction price of products and services is allocated to each performance obligation based on a ratio of the reasonably calculated independent selling price. If independent selling prices are not directly observable, we estimate them. The variable consideration included in the transaction price is included in the transaction price when the uncertainty is resolved and is periodically reviewed.

6. Hedge Accounting

(1)	Hedge accounting----Deferral hedge accounting has been applied.
(2)	Hedging instruments and hedged items
Hedging instruments----derivative transactions (foreign exchange contract)
Hedged items----forecasted intercompany sales and intercompany trade receivables
(3)

Hedge policy----Derivative financial instruments are comprised principally of foreign exchange contracts to hedge the currency risk in accordance with the Canon’s policy. Canon does not hold derivative financial instruments for trading purposes.

(4)

Assessment of hedge effectiveness----As the substantial terms of hedging instruments and of hedged items are the same, the fluctuations of foreign currency exchange rates are offset by each other at the hedge’s inception and on an ongoing basis. Hedge effectiveness is assessed by verifying those relationships.

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7. Notes to Others

(1)	Consumption Taxes----excluded from the statements of income and are accumulated in other receivables or other payables.
(2)	Group tax sharing system----applied

<Notes for Changes in Accounting Policies>

Adoption of “Implementation Guidance on Accounting Standard for Fair Value Measurement”

Canon has adopted the “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No. 31, Jun 17, 2021, hereinafter referred to as the “Fair Value Measurement Standard Guidance”) and other standards from the beginning of the current fiscal year, and in accordance with the transitional treatment set forth in Paragraph 27-2 of the Fair Value Measurement Standard Guidance, the new accounting policies prescribed by the Fair Value Measurement Standard Guidance and other standards are applied prospectively, or have been applied prospectively at the beginning of the current period. The application of this guidance has no impact on our financial statements.

<Notes to Accounting Estimates>

The following item is recorded based on the amount using accounting estimates which may have material impacts on the financial statements for the future periods.

Valuation of investments in subsidiaries for which fair value is not readily determinable.

1. Amount recorded on the balance sheet as of December 31, 2023.

Investments in affiliated companies 1,560,535 million yen

(Of the reported amount, 1,470,271 million yen pertains to investments in subsidiaries for which fair value is not readily determinable.)

2. Other information that contributes to the understanding of the users of the Financial Statements with regard to the estimate.

The net asset value of subsidiaries for which it is difficult to determine its fair values is calculated by taking into account excess earning power, which is based on the financial statements and business plans of the subsidiaries. Excess earning power is measured mainly based on estimated future cash flows of the subsidiaries and estimated discount rates. Estimates of future cash flows are based primarily on projections of future growth rates. Discount rate estimates are primarily based on relevant market and industry data and the weighted average cost of capital, taking into account specific risk factors.

The net asset value of the subsidiary’s shares is not significantly lower than the acquisition cost, and the Company has determined that an impairment loss on the subsidiary’s shares is not necessary.

However, if future cash flows of the subsidiary decrease more than expected due to changes in the uncertain economic environment in the future, an impairment loss may be recognized, which may have a material impact on the financial statements for the following fiscal year.

Investment in a subsidiary, Canon Medical Systems Corporation (“CMSC”), represents a significant investment of the Company, and is recorded at 658,304 million yen in the current fiscal year financial statements. We estimated the future cash flows for CMSC based on a mid-term management plan developed by considering the expected market growth of medical equipment products and macro-economic growth of relevant regions.

<Notes to Deferred Income Tax>

Major Items of Deferred Tax Assets and Liabilities

(Deferred tax assets)	(Millions of yen)
Accrued pension and severance cost	16,660
Shares in subsidiaries	7,340
Loss on valuation of inventories	2,145
Accrued business tax	1,853
Depreciation of fixed assets in excess of limit	15,587
Excess in amortization of software	5,459
Amortization of deferred charges in excess of limit	18,077
Other	11,098
Subtotal deferred tax assets	78,219
Valuation reserve	(9,865)
Total deferred tax assets	68,354
(Deferred tax liabilities)
Reserve for deferral of capital gain on property	(1,405)
Other	(5,505)
Total deferred tax liabilities	(6,910)
Net deferred tax assets	61,444

(Note)

Accounting for corporate-tax and local corporate-tax or related tax effect accounting. Canon has been applying the group tax sharing system from the current fiscal year. The accounting treatment and disclosures for corporate income tax, local corporate tax, and tax effect accounting have been applied pursuant to the “the Practical Solution on the Accounting and Disclosure Under the Group Tax Sharing System (August 12, 2021).

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<Notes to Transaction with Related Parties>	(Millions of yen)

Nature	Company name	Ratio of voting rights held by the Company	Relationship with the Company	Transaction details	Transaction amount	Item	Balance as of December 31, 2023
Subsidiary	Canon Marketing Japan Inc.	(Possession) Direct: 58.5% Indirect: 0.0%	Borrowings of funds	Repayment of funds	10,000	Short-term loans payable	170,000
Subsidiary	Oita Canon Inc.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	173,524	Accounts payable	41,898
Subsidiary	Canon Finetech Nisca Inc.	(Possession) Direct: 100%	Borrowings of funds	Repayment of funds	573	Short-term loans payable	39,474
Subsidiary	Canon Medical Systems Corporation	(Possession) Direct: 100%	Lendings of funds Interlocking directorate	Lendings of funds	27,000	Short-term loans receivable	52,500
Subsidiary	Canon U.S.A., Inc.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	478,697	Accounts receivable	89,381
				Repayment of funds	28,307	Short-term loans payable	35,458
Subsidiary	Canon Europa N.V.	(Possession) Indirect: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	414,085	Accounts receivable	55,692
				Repayment of funds	141,606	Short-term loans payable	28,255
Subsidiary	Canon Singapore Pte. Ltd.	(Possession) Direct: 100%	Sales of the Company’s products Borrowings of funds Interlocking directorate	Sales of the Company’s products	214,600	Accounts receivable	16,559
				Repayment of funds	92,160	Short-term loans payable	11,346
Subsidiary	Canon (China) Co., Ltd.	(Possession) Direct: 100%	Borrowings of funds Interlocking directorate	Borrowings of funds	10,486	Short-term loans payable	71,965
Subsidiary	Canon Vietnam Co., Ltd.	(Possession) Direct: 100%	Production of the Company’s products Interlocking directorate	Purchase of products, components and others	205,464	Accounts payable	48,450

Conditions of transactions and policy regarding determination of conditions of transactions

(Note 1)	The transactions above are determined on arm’s length transaction price basis.
(Note 2)	Consumption taxes are excluded from the transaction amount; however, they are included in the balance at December 31, 2023.
(Note 3)

The loans payable from Canon Marketing Japan Inc., Canon Finetech Nisca Inc., Canon U.S.A., Inc., Canon Europa N.V., Canon Singapore Pte. Ltd. and Canon (China) Co., Ltd. is intended to make best use of the funding in the Canon Group.

Transaction amount shows net borrowings and repayment. The interest payments are determined considering market interest rates.

(Note 4)

The loans to Canon Medical Systems Corporation are also intended to make best use of the funding in the Canon Group.

Transaction amount shows net lending and collection. The interest payments are determined considering market interest rates.

(Note 5)	Ratio of voting rights held by Canon for “Indirect” of Canon Marketing Japan Inc. shows as 0.0% as the ratio is less than ten basis points.

<Note to Revenue Recognition>

Please refer to “Notes to Revenue Recognition, 2. Fundamental information for understanding revenue” in Notes to Consolidated Financial Statements.

<Note to Subsequent Event>

On January 4, 2024, Canon borrowed 140 billion yen under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.

On January 30,2024,the Board of Directors of Canon approved a plan to repurchase its own shares under the Article 156, as applied pursuant to Paragraph 3, Article 165, of the Companies Act of Japan, as follows.

1. Reason for repurchase:

Canon decided to acquire its own shares with the aim of further improving its corporate value through active growth investment and enhancing shareholder returns by improving capital efficiency. As a part of this approach for shareholder returns, Canon passed a resolution to acquire its own shares.

2. Total number of shares to be repurchased:

Up to 33 million shares

3. Total cost of repurchase:

Up to ¥100 billion

4. Period of repurchase:

From February 1, 2024 to January 31, 2025

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